UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2003


                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

     The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

     The New SEAT Pagine Gialle securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. New SEAT Pagine Gialle ordinary shares and New SEAT Pagine Gialle savings shares are intended to be made available within the United States in connection with the spin-off pursuant to an exemption from the registration requirements of the Securities Act.

     Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

     Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

     o SEAT's ability to obtain its shareholders' consent to the proposed spin-off;

     o SEAT's ability to implement its business plan with respect to its remaining businesses, including asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

     o SEAT's ability to make any profits from the remaining business for the next two years at least;

     o SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

     o    SEAT's ability to implement successfully its Internet strategy;

     o New SEAT Pagine Gialle's ability to list the ordinary shares and savings shares on the Mercato Telematico of Borsa Italiana S.p.A.;

     o New SEAT Pagine Gialle's ability to continue the successful operation of the spun-off businesses and to successfully integrate businesses that were recently acquired by SEAT Pagine Gialle;

     o New SEAT Pagine Gialle's ability to achieve the expected return on investments and capital expenditures SEAT Pagine Gialle has made that are now being spun-off to New SEAT Pagine Gialle;

     o New SEAT Pagine Gialle's ability to implement successfully its strategic plan;

     o the continuing impact of increased competition, including the entry of new competitors;

     o the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

     o    the continuing impact of rapid changes in technologies.

     The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Neither SEAT and New SEAT Pagine Gialle undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                           Seat Pagine Gialle S.p.A.





                        Report of the Board of Directors
                on the planned proportional, partial spin-off of
                           Seat Pagine Gialle S.p.A.





          pursuant to article 2504 (vii) and following articles of the Italian Civil Code and to article 70 of CONSOB Regulations approved by resolution no 11971 of 14th May 1999, as subsequently modified
                             ("Consob Regulations")

Dear Shareholders,

You have been asked to attend this Extraordinary Meeting in order to approve the proposed proportional, partial spin-off of Seat Pagine Gialle S.p.A. (hereinafter "Seat" or "Company effecting the Spin-Off"), drafted, filed and registered in accordance with the law, based on Seat's preliminary financial statements for the year ended 31st December 2002.

In addition, you have been called to vote on the issues linked and relevant to the above proposal and to grant the relevant powers in connection with the signing of the spin-off agreement.

1. DESCRIPTION AND REASONS FOR THE TRANSACTION

The transaction which is to be submitted for your approval concerns the proportional, partial spin-off by Seat in favor of a newly incorporated company which will assume the current name of Seat (the "Spun-off Company"), through the transfer of the part of Seat's business activities principally comprised of the Directories business segment - which sells advertising space and distributes paper and online directories and other communication products aimed at small and medium enterprises - the Directory Assistance segment, which provides telephone information and call center services, and the Business Information segment (excluding the stake in Databank S.p.A.), as well as from the interests in the above mentioned business segments as described more fully in Annex C to the spin-off Plan (the "Business Segments").

1.1 Purposes and Reasons of the Transaction

In the last few years Seat has become one of the leading players in the Internet market, achieving a significant integration between the access business managed by Tin.it and the content business offered by the Virgilio web portal. In addition, the integration of these two services has produced synergies between the Directories core business and the Internet-based IT services, which have greatly strengthened and developed the service provided by Pagine Gialle's On-Line, thus completing the integration process between Tin.it and Seat's businesses that began in March 2000 with the aim of creating a major Italian player with the required resources, infrastructure and business skills to compete on an international level in the Internet market, with particular emphasis on access, content and e-commerce services.

However, recent developments within the target markets including the downsizing of the economics related to the Internet have prompted a strategic review of the situation. The business is now developing in two different directories with well defined characteristics in terms of client needs, product innovation and marketing and distribution tools.

The first trend concerns the Directories market, whose scope is expanding towards a fully-fledged "key-word search" service, where it will be of crucial importance to provide "answers" to "key-word searches" on multiple platforms. Seat is already meeting such demand with its printed directories (in Italy and in the UK), its telephone directory services (in Italy, Germany and the UK) and its Internet services (in Italy and the UK). The Spun-off Company will be able to continue growing and improving its competitiveness in these markets and take advantage of the attractive development potential of the Internet search market.

The second trend concerns the development of the multimedia production and content distribution business. In light of the growing popularity of digital terrestrial television channels our Internet business has important synergies with the television market and in general with the telecommunication sector,. Seat's products and brands targeted by this integration and synergy strategy are mainly the two TV networks (LA7 and MTV), the Virgilio web portal and Tin.it's Internet access services. We expect the development of broadband to play a crucial role in validating the business model linked to the increase in multimedia services.

In accordance with these market trends, Seat's strategies have gradually brought about the reorganization of its business in two main areas:

o Search&Directories: the main market for all Pagine Gialle and Pagine Bianche products, shifting away from printed products to focus on online services and the sale of advertising space on a local and targeted level;

o Online content and services: the market for products that have a high editorial content component in which classical or display advertising is still dominant on a national level (La7, MTV and Virgilio).

Within Seat the influence of these two trends has already given rise to the creation of management and organizational structures increasingly focused on the various areas of competence.

In order to allow us to better benefit, both in commercial and financial terms, from the potential of each of the business areas and to maximize development opportunities, the next logical step is the change in Seat corporate structure through the spin-off which will create for each of the two business areas a separately incorporated company.

This separation would entail clear advantages, such as better visibility of the individual businesses, the opportunity to establish targeted strategic alliances with other industry players, to access the capital markets on a differentiated basis and to increase the strategic focus on the core businesses, as well as enhancing the value of some non-core assets.

The proposed spin-off will therefore separate the Directories business and almost all Directory Assistance and Business Information activities, as well as the multiplatform research business from content and access services by incorporating the Spun-off Company to which these Business

Segments will be transferred. The transaction will create two independent companies, each focused on its core business.

The Company effecting the Spin-off - at least with respect to the existing businesses it will retain will continue to be strictly linked to that of its parent company. However in light of recent announcements made by the controlling company concerning its strategic plans, the Spun-off Company may ultimately undergo a process of disposal.

Outlook for the Spun-off Company
Seat's spin off would create a pure player which could consolidate its leadership in the Directories, Directory Assistance and Business Information markets, establish alliances with other sector players, including through share swaps, and occupy a significant competitive position.

The strategic drivers for the Spun-Off Company can be summarized as follows:

o    preservation of market share and quality client portfolio;

o innovation and diversification of the product range through better segmentation of the client base and development of high value-added services;

o convergence of the client base on all platforms providing access to search services (print, telephone and Internet) through the sale of integrated services, diversified in accordance with the communication needs of different enterprises;

o progressive extension of the multiplatform model successfully launched in Italy and in other European countries (UK and Germany) where SEAT has operations, bringing service quality levels in line with each other and further developing the existing product range;

o rationalization of the transferred parts of the Business Information business.

Outlook for the Company effecting the Spin-Off
In the new frame of reference the Company effecting the Spin-Off of the "key-word search" service and Directories business would acquire a more defined identity and reinforce its potential as a qualified content provider, which can easily be integrated within the multimedia and multiplatform strategy implemented by Gruppo Telecom. In particular, by focussing on its Internet and media businesses, the Company effecting the Spin-Off will be able to consolidate the experience gained and forge ahead towards future convergence, also in view of the growing popularity of digital terrestrial TV channels. In addition the operation will allow us to restructure our financial investment portfolio.

Thanks to the better use of resources, both in financial and management terms, we expect to produce synergies which should enable us to face the difficult challenges ahead and complete the turnaround process recently started by the management and achieve the targeted profitability levels and return to net profits within a couple of years. This would create the basis for a content provider capable of offering quality digital media products and of reducing production and acquisition costs through the sharing of content levels among different production units.

Existing content synergies will be further developed in order to achieve the following strategic targets:

o to consolidate Virgilio's online leadership through the offering of enhanced content, better suited to the future needs of the broadband market;

o to prepare the two television networks for the growing market of digital and interactive services;

o to offer value-added paid services and contents (Virgilio+) to the clients of the ISP Tin.it;

o    to become a supplier of multiplatform digital contents.

The Company effecting the Spin-Off is a leading content provider whose offering is already targeted to specific market segment (LA7, MTV, Virgilio) and a quality content provider to third parties due to its development skills and its technological know-how (Tin.it and Matrix). In addition, the proposed deal offers substantial potential for top-line growth due to the expansion and innovation of the range of offered services, as well as extensive potential for margin growth due to the cost reduction caused by the gradual integration of production processes and the shorter time-to-market for digital products compared to other Italian competitors.

1.2 Legal Aspects of the Spin-Off

According to civil law, the spin-off will be subject to the provisions of article 2504 (vii) and following articles of the Italian Civil Code and to the terms and conditions set out in the spin-off plan. The implementation of the above strategy will involve the partial, proportional spin-off of Seat and the incorporation of a new company to which the Business Segments will be transferred. The allocation of shares in the Spun-off Company shall be based on the proportional criteria pursuant to paragraph 3 of article 2504 (ix) of the Italian Civil Code, therefore no expert report on the adequacy of the share exchange ratio under article 2501-(v) of the Civil Code is needed.

The spin-off will be implemented, in accordance with the relevant provisions of article 2501-(iii) of the Civil Code (pursuant to paragraph 1 of article 2504-(ix)), on the basis of Seat's preliminary financial statements for the year ended 31st December 2002 approved by the Board on 11th March 2003 and submitted for approval by the Shareholders' Meeting prior to the approval of the spin-off plan. The value of the spin-off shall be determined on the basis of the values reported in the financial statements of the Company effecting the Spin-off.

As set out in the spin-off plan, after transfer of the Business Segments to the Spun-Off Company the net book equity of the Company effecting the Spin-Off shall decrease in an amount between a maximum EUR1,080,945,482.90 and a minimum of EUR1,567,832,143.53. The breakdown of this amount is as follows:

- an amount between a minimum of EUR247,358,045.04 and a maximum of EUR253,229,713.32 will be deducted from the share capital;

- an amount comprised between a minimum of EUR799,018,669.23 and a maximum of EUR1,280,033,661.59 will be allocated to the share premium reserve;

- EUR2,808,905.30 will be allocated to the reduction of the legal reserve pursuant to law no 413 of 30.12.91;

- EUR8,888,996.54 will be allocated to the reduction of the legal reserve pursuant to law no 342 of 21.11.00;

-    EUR21,822,610.44 will be allocated to the reduction of the legal reserve;

- EUR1,048,286.35 will be allocated to the reduction of the accelerated depreciation and amortization fund;

All of the above is based on the financial results for the year ended 31st December 2002 and subject to any changes arising from the distribution of reserves approved by the Shareholders' Meeting of the Company effecting the Spin-Off called to approve the financial statements for the year ended 31st December 2002 (the "SEAT Financial Statements").

The statutory provisions relating to the capital of the Company effecting the Spin-Off shall therefore be consequently modified in order to take into consideration the above reduction. The spin-off shall also involve changes to the Articles of Association of the Company effecting the Spin-Off concerning:

- the company name (article 1) which, starting from the effective date of the spin off shall become "TELECOM ITALIA MEDIA S.p.A." because the current name will be assumed by the Spun-Off Company;

- the registered office (article 2), effective as of the date of the spin off shall be located in Rome at 142, Via Cristoforo Colombo. 142;

- the share capital (article 5) which, --as a consequence of any subscriptions of shares in the Company effecting the Spin-Off up to the signing of the spin-off agreement, in connection with the capital increases under paragraph 1.1 a), b), c), and f), of the spin-off plan -- may vary from a minimum of EUR93,825,465.36 divided into 3,127,515,512 shares comprising 3,075,900,938 ordinary shares and 51,614,574 saving shares up to a maximum of EUR96,052,649.88, divided into 3,201,754,996 shares comprising 3,150,140,422 ordinary shares and 51,614,574 saving shares. The minimum and maximum share numbers have been determined taking into account the waiver by the majority shareholder Telecom Italia S.p.A. of its right to apply the following exchange ratio, which was set at a minimum ratio of 22 ordinary shares and 8 saving shares held and a maximum of 37 ordinary shares and 8 saving shares held as a result of the spin-off.


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

The ordinary and saving shares issued by the Spun-off Company shall be proportionally allocated to the shareholders of the Company effecting the Spin-Off (for a total minimum nominal value of EUR247,358,045.04 up to a maximum of EUR253,229,713.32) on the basis of the allocation criteria set out under paragraph 3 below, and both classes of shareholders shall enjoy equal treatment in order to keep their original investments unchanged.

The net equity of the Spun-off Company (between a minimum of EUR1,080,945,482.90 and a maximum of EUR1,567,832,143.53) will be made up as follows:

- share capital: an amount between a minimum of EUR247,358,045.04, divided into 8,245,268,168 shares with a nominal value of EUR0.03 each, comprising 8,109,193,382 ordinary shares and 136,074,786 saving shares, up to a maximum of EUR253,229,713.32 divided into 8,440,990,444 shares with a nominal value of EUR0.03 each, comprising 8,304,915,658 ordinary shares and 136,074,786 saving shares;

- Share premium reserve: between a minimum of EUR799,018,669.23 and a maximum of EUR1,280,033,661.59;

-    Reserve pursuant to law no. 413 of 30.12.91: EUR2,808,905.30;

-    Reserve pursuant to law 342 of 21.11.00: EUR8,888,966.54;

-    Legal reserve: EUR21,822,610.44;

-    Advance amortisation and depreciation costs: EUR1,048,286.35.

All of the above is based on the Financial Statements for the year ended 31st December 2002 and subject to any changes arising from the distribution of reserves approved by the Shareholders' Meeting of the Company effecting the Spin-Off called to approve the Financial Statements.

We emphasize that:

- (a) Any differences in the book value of the transferred assets and liabilities affecting shareholders equity between 31st December 2002 and the date of the effectiveness of the spin-off arising from the ongoing activities of SEAT will not be reflected in either of the companies; shareholders equity in case of a cash settlement; and

- (b) any positive or negative changes arising after the effective date of the spin off shall accrue to the benefit or to the detriment of either the Company effecting the Spin-Off or the Spun-Off Company.

Pursuant to paragraph 2 of article 2504-(ix) of the Civil Code, we confirm that the actual value of the net equity transferred to the Spun-off Company under the spin-off is higher than its book value (which on 31st December 2002 was equal to EUR1,080,945,482.90). In addition we confirm that the actual value of the residual net equity pertaining to Seat after the spin off is higher than its book value (which on 31st December 2002 was Eur407,960,518.34).


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

Upon transfer, the ordinary and saving shares of the Spun-off Company will be admitted to trading on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana S.p.A. The effectiveness of the spin-off is conditioned upon the shares being accepted for listing on the Mercato Telematico Azionario . Accordingly, the necessary steps will be taken in due course to effect a listing application. However unless required by the competent authorities there is no intention to file a listing application of the shares of the Spun-Off Company for trading on the French regulated markets.

The partial, proportional spin-off described above will require the approval of the spin-off plan and the approval of the memorandum and articles of association of the Spun-off Company, which shall also include: (a) the appointment of the first Directors and Statutory Auditors; (b) the request of admission to listing for the ordinary and saving shares of the Spun-Off Company on the Mercato Telematico Azionario of Borsa Italiana S.p.A. and (c) the appointment and the determination of the fees, pursuant to the applicable laws, of the external auditors for the three-year period from 2003 to 2005, in connection with the audit of the annual and consolidated financial statements of the Spun-Off Company, the limited review of its half-yearly interim financial statements and any other regular audits.
We underline that the relevant resolutions will be approved by the Meeting called to approve the spin-off plan.

2. ASSETS TO BE TRANSFERRED TO THE SPUN-OFF COMPANY

The assets and liabilities making up the Business Segments to be transferred to the Spun-Off Companies are those set out in Annex C to the spin-off plan. The difference between the book value of the assets and liabilities making up the transferred Business Segments, as set out in Annex C, may vary between a minimum of EUR1,080,945,482.90 and a maximum of EUR1,567,832,143.53.

3.   ALLOCATION OF SHARES

The ordinary or saving shares issued by the Spun-Off Company shall be proportionally allocated to the shareholders of the Company effecting the Spin-Off using the following criteria:

a) for each lot of 40 ordinary shares of the Company effecting the Spin-Off which will be withdrawn and cancelled each shareholder shall receive 11 ordinary shares of the Company effecting the Spin-Off with a nominal value of EUR0.03 each and 29 ordinary shares of the Beneficiary with a nominal value of EUR0.03 each;

b) for each lot of 40 saving shares of the Company effecting the Spin-Off which will be withdrawn and cancelled each shareholder shall receive 11 saving shares of the Company


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

     effecting the Spin-Off with a nominal value of EUR0.03 each and 29 saving shares of the Beneficiary with a nominal value of EUR0.03 each.

The share capital of the Company effecting the Spin-Off shall be reduced accordingly.

No cash settlement will be paid.

Thus we will ensure equal treatment for both classes of shareholders and keep the original character of their investments unchanged.

To the holders of ordinary and saving shares of the Company effecting the Spin-Off a dedicated service will be made available to deal with any fractional shares, free of charges, stamp duty or commissions, in order to enable shareholders to receive whole shares. The shareholders will be notified of this procedure in at least one national daily newspaper, which may also specify (unless such information is to be released by separate notice) how the Spun-Off Company will allocate the newly issued shares to Monte Titoli S.p.A., a centralized depository which will hold the newly issued shares in electronic book entry form.

4.   WITHDRAWAL RIGHTS

As outlined above, the effectiveness of the spin-off is conditioned upon the Spin-Off Company's being listed on the Mercato Telematico Azionario of Borsa Italiana S.p.A.. For this reason the provisions of article 131 of Legislative Decree 58/98, shareholders of the Company effecting the Spin-Off have no right to withdraw from the Company as a result of the transaction. Similarly, the provisions of article 2437 of the Civil Code granting the shareholders of the Company effecting the Spin-Off the right of withdrawal do not apply, since the spin-off will not entail any changes to the company's purpose.

5. FORECASTED SHAREHOLDINGS OF THE COMPANY EFFECTING THE SPIN-OFF AND OF THE SPUN-OFF COMPANY AFTER THE SPIN-OFF

As the spin off is proportional and partial, no changes are forecast in the shareholdings of the companies, since the shareholders of the Company effecting the Spin-Off shall acquire a proportional stake in the Spun-off Company.

The following table sets out the names of the holders of Seat's ordinary shares who, according to the books of the Company effecting the Spin-Off, currently hold over 2% of its ordinary shares.

-------------------------------------------------------------------------------
Shareholders                        # Ordinary Shares           % of the share
                                                                   capital
-------------------------------------------------------------------------------
TELECOM ITALIA S.p.A.                 6,284,778,523               56.188(1)
-------------------------------------------------------------------------------
JP MORGAN WHITEFRIARS INC.             759,649,185                  6.792
-------------------------------------------------------------------------------

(1) % held directly and indirectly by Telecom Italia S.p.A. in Seat Pagine Gialle S.p.A.

The direct holding is 54.103%.


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

Telecom Italia Finance S.A. indirectly holds a 2.068% stake of the share capital and TI.IT - Telecom Italia Information Technology S.p.A. indirectly holds a 0.017% stake.

6. CONSEQUENCES OF THE SPIN OFF ON ANY SHAREHOLDERS' AGREEMENTS

6.1 The spin off might entail consequences for any shareholders' agreement under article 122 of Legislative Decree 58/98 entered into by some of Seat's shareholders.

In connection with the lien on the Seat shares held by Mr Paolo Ainio and Mr Carlo Gualandri, which are the subject of the agreement between them and Huit Il S.a.r.l. (now Telecom Italia Finance S.A.) (published on 13th August 2001, subsequently modified by the agreements published on 24th December 2002), pursuant to article 6.03 (iii) of the above shareholders' agreement, Mr Ainio and Mr Gualandri are entitled to apply for the cancellation of the above lien provided that they can show that Seat's Ordinary General Meeting has approved "the spin off of Seat [...] into companies whose main line of business is not mainly focussed on the Internet market and listed on one or more national or foreign stock exchanges".

6.2 For information purposes we provide a list of all the shareholders' agreements relevant under article 122 of Legislative Decree 58/98, which are not affected by the proposed spin-off:

(i) agreement between Pirelli S.p.A. and Edizione Holding S.p.A. - Edizione Finance International S.A.;

(ii) agreement between Pirelli S.p.A., UniCredito Italiano S.p.A. and Intesa S.p.A.;

(iii) agreement between Pirelli S.p.A., Edizione Holding S.p.A. - Edizione Finance International S.A.,

UniCredito Italiano S.p.A., Intesa S.p.A., Olimpia S.p.A. and Hopa S.p.A.
The above agreements are meant to regulate the conduct of and the relationships between their parties in connection with their holdings in Olimpia S.p.A., a company which holds a stake in Olivetti S.p.A.. In addition, the above agreements contain some clauses relating to the members and resolutions of Seat's Board of Directors. Pursuant to the agreement between Pirelli S.p.A., Edizione Holding S.p.A., Edizione Finance International S.A., UniCredito Italiano S.p.A., Intesa S.p.A., Olimpia S.p.A. and Hopa S.p.A., Olimpia S.p.A.'s Meeting of 3rd March 2003 approved the merger of Holy S.r.l., a 100% subsidiary of Hopa S.p.A., with Olimpia S.p.A. Upon completion of the merger, Olimpia S.p.A.'s share capital shall be distributed as follows: 50.4% Pirelli S.p.A., 16.8% Edizione Finance International S.A., 16% Hopa S.p.A. and 8,4% UniCredito Italiano S.p.A. and Intesa S.p.A. Olimpia S.p.A. shall hold 28.5% of the share capital of Olivetti S.p.A., the holding company of Telecom Italia, which is the parent company of Seat.

The above agreements and their amendments have been disclosed to the market in accordance with the law.


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

7. Description of the rights connected with the shares to be allocated to the shareholders of the Company effecting the Spin-Off

The shareholders of the Company effecting the Spin-Off shall be allocated shares in the Spun-off Company having the same characteristics of the outstanding shares in the Company effecting the Spin-Off:

The shareholders of the Company effecting the Spin-Off holding shares in the Spun-off Company will be entitled to a dividend from its profits starting from the effective date of the spin-off, set out under paragraph 7 of the spin-off plan.

The holders of saving shares of the Company effecting the Spin-Off shall be allocated shares in the Spun-Off Company of the same class and with the same characteristics of the savings shares as the Company effecting the Spin-Off, starting from the effective date of the spin-off.

However, in the first financial year the holders of saving shares issued by the Spin-off Company in connection with the spin-off will be entitled to a preferential dividend equal to five per cent of their nominal value even if the financial year is shorter than the calendar year, subject to the following provisions. The preferential dividend for the saving shares of the Company effecting the Spin-Off for the financial year in which the spin-off is implemented will be paid only to the saving shares of the Company effecting the Spin-Off allocated to its shareholders' in accordance with paragraph 4 b) of the spin-off plan.

The Shareholders' Meeting of the Company effecting the Spin-Off approving the Financial statements shall also be asked to approve, pursuant to the statutory requirements under paragraph 2.2 of the spin-off plan, the allocation of available reserves shown in the Financial statements, in order to distribute to the holders of saving shares, even if the Company effecting the Spin-Off has not made a profit, the preferential dividend to which they are entitled for the financial years 2001 and 2002.

8.   Effective date of the spin-off

As envisaged by the plan, the accounting and fiscal consequences of the spin off shall take effect starting from the filing of the spin-off agreement with the Companies Register, pursuant to article 2504-(x) paragraph one, of the Civil Code. The filing of the agreement will create the Spun-off Company which will acquire all the legal rights and obligations inherent in the assets and liabilities transferred to it by the spin-off, assuming for example all the assets, rights, interests, powers, obligations, duties, commitments and charges of Seat relating to the transferred Business Segments.

All the necessary measures shall be taken in order to obtain third party approvals for the spin off, where necessary, in connection with the agreements to which the Company effecting the Spin-Off is a party.

The effectiveness of the spin-off is conditioned upon the ordinary and savings shares of the Beneficiary Company being listed on the Mercato Telematico Azionario of Borsa Italiana S.p.A..

9.   Fiscal implications of the deal

Pursuant to article 123-(ii) of Presidential Decree no. 917 of 22nd December 1986, the spin off is tax free and therefore does not involve any taking or distribution of profits or losses on the assets of the Company effecting the Spin-Off. The tax obligations of the Company effecting the Spin-Off have been split between the Company effecting the Spin-Off and the Spun-Off Company proportionally to each of their shares of the net equity, unless the tax obligation is connected, specifically or in the aggregate, to to specific elements of the transferred or retained shares of the net equity, in which case the tax obligations apply to the shares of the net equity to which the relevant element belongs.

Milan, 1st April, 2003
On behalf of the Board of Directors
The Chairman

                           Seat Pagine Gialle S.p.A.




   Plan for the proportional spin-off of Seat Pagine Gialle S.p.A. to a newly incorporated company




    pursuant to articles 2504-(viii) and 2501-(ii) of the Italian Civil Code

The Board of Directors of Seat Pagine Gialle S.p.A. ("Seat" or the "Company effecting the Spin-Off") has adopted the following plan for the partial, proportional spin-off plan of Seat, in accordance with article 2504-(viii) of the Civil Code (the "Spin-off Plan"), to a newly incorporated company which shall take the name of the Company effecting the Spin-Off (the "Spin-Off").

1. TYPE, NAME AND REGISTERED OFFICE OF THE COMPANIES INVOLVED IN THE DEAL

1.1 THE COMPANY EFFECTING THE SPIN-OFF

Seat Pagine Gialle S.p.A., with registered office in Milan, Via Grosio 10/8 and secondary office in Turin, Via Aurelio Saffi 18, Tax and Registration number with Milan Companies Registry no. 12213600153, VAT no. 13289460159. At the date of the drafting of this Spin-Off Plan, Seat's subscribed and paid, up share capital as recorded in its Articles of Association was EUR341,183,511.30, divided into 11,372,783,710 shares with a nominal value of EUR0.03 each, comprising 11,185,094,342 ordinary shares and 187,689,368 saving shares.

In addition, as set out by article 5 of the Articles of Association:

a) The Board of Directors may increase the share capital by issuing either ordinary and saving shares or only ordinary shares of the nominal value of EUR0.03 to employees of Seat Pagine Gialle S.p.A.; of its controlling company pursuant to paragraph 1 of article 2359 of the Civil Code; and of the controlled companies up to an amount of 39.221.013 shares within a statutory time frame of five years. Such increases will not allow the exercise of the option rights under the last paragraph of article 2441 of the Civil Code and paragraphs 2 and 3 of article 134 of Legislative Decree no. 58 of 24th February 1998.

     Following the conversion of the share capital in Euros, the Shareholders' meeting convened on 11th December 2001 voted to allocate EUR170,097.98 to a restricted reserve in connection with said capital increase.

b) In accordance with article 2443 of the Civil Code, on 17th May 2002 - pursuant to the authorization received from the Extraordinary Meeting of the Shareholders held on 24th September 1999 as amended by the Extraordinary Meetings of 4th July 2000 and 27th October 2000 - the Board of Directors approved a capital increase for a maximum nominal amount of EUR45,000.00 through the issue of a maximum of 1,500,000 ordinary shares with a nominal value of EUR0.03 each, for a total price of EUR0.8532 per share, which the Board of Directors may offer to those persons already participating in the "Top 2002" stock option plan, such as employees of "SEAT PAGINE GIALLE S.p.A."; of its controlling company pursuant to paragraph 1 of article 2359 of the Civil Code; and of the controlled companies. If the increase is not entirely subscribed before 31st May 2008, the capital will be considered increased by an amount equal to the subscriptions received.

c) The Extraordinary Meeting of 20th November 2000 (and subsequently the Extraordinary Meeting of 11th December 2001) approved a capital increase of EUR4,303,807.5 exclusively reserved to De Agostini Invest S.A through the issue of 166,666,667 new ordinary shares with a nominal value of EUR0.03. The issue price of the new shares will be determined based on the criteria set out in the above mentioned resolution, but in any event shall not be lower than EUR3,45. The Meeting, held on 11th December 2001 adopted the resolution that the issue price of the new shares shall be calculated on the basis of their new nominal value, so that irrespective of the issue price already fixed (EUR3.45), in any event an amount of EUR0.03 shall be posted as payment of the nominal price and the difference as share premium.

d) On 20th November 2000, pursuant to articles 2440 and 2441, paragraph 4, of the Civil Code; the Extraordinary Meeting (and subsequently the Extraordinary Meeting of 11th December 2001) approved a capital increase up to the amount of EUR4,931,783.63 through an issuance up to an amount of 190,985,294 new ordinary shares with a nominal value of EUR0.03, payable in kind by transfer of up to 732,600 shares in Matrix S.p.A. with a nominal value of EUR0.52 each. Following the conversion of the share capital in Euros, the Shareholders' meeting held on 11th December 2001 resolved to set aside a restricted reserve of EUR797,775.19 in connection with the capital increase.

e) The Extraordinary Meeting held on 20th November 2000, (and subsequently the Extraordinary Meeting of 11th December 2001) approved a capital increase, pursuant to articles 2440 and 2441, paragraph 4 of the Civil Code, up to an amount of EUR2,837,091.00, through the issuance up to 190,867,484 new ordinary shares in Seat Pagine Gialle S.p.A. with a nominal value of EUR0.03 each. The increase will be implemented in two tranches, one for a maximum of EUR1,891,522.59 through the issuance of up to 73,249,969 new ordinary shares, and a second tranche up to EUR945,568.41 through the issuance up to 36,617,515 new ordinary shares, to be paid in kind by transfer of up to 7,354 ordinary shares in Cecchi Gori Communications S.p.A. with a nominal value of EUR516.46 each and in particular, for each tranche, respectively up to 4,903 ordinary shares and up to 2,451 ordinary shares in Cecchi Gori Communications S.p.A. Following the conversion of the share capital in Euros the Shareholders' Meeting held on 11th December 2001 adopted the resolution to set aside a restricted reserve of EUR458,933.52 in connection with the capital increase.

f) The Extraordinary Meeting held on 20th November 2000 and the subsequent resolutions of the Meetings held on 10th May 2001, 30th July 2001 and 11th December 2001, approved a capital increase for a nominal amount up to EUR3,279,501.30, through the issuance of up to 127,000,000 ordinary shares with a nominal value of EUR0.03 each to be allocated, pursuant to the last paragraph of article 2441, paragraph five of article 2441 of the Civil Code and paragraphs 2 and 3 of Legislative Decree 58/98, to the directors and employees of SEAT Pagine Gialle S.p.A. and of its direct or indirect subsidiaries in accordance with paragraph 1 of article 2359 of the Italian Civil Code. In the Meeting held on 11th December 2001, the shareholders adopted a resolution providing that the issue price of the new shares will be determined on the basis of their new nominal value, so that irrespective of the issue price already fixed, the amount of EUR0.03 shall be recorded as payment of the nominal price and the difference as share premium. In addition, the shareholders adopted the resolution providing that in connection with the subscription rights already acquired by the beneficiaries of the option rights, the share issue premium shall be recalculated so that, without prejudice to the issue price already fixed and taking into account the nominal value of the shares, an amount of EUR0.03 shall be posted as payment of the nominal value and the difference as share premium

Seat ordinary and saving shares are listed in Italy on the automated screen-board trading system (Mercato Telematico Azionario) of Borsa Italiana S.p.A. and are registered in the USA in accordance with the U.S. Securities and Exchange Act of 1933.

Ordinary Seat shares are also listed in France on the Premier Marche of the Paris Stock Exchange.

As the newly incorporated beneficiary company (the "Spun-Off Company") shall take the name of the Company effecting the Spin-Off; the latter starting from the effective date of the spin-off. The Company effecting the Spin-Off will be called "TELECOM ITALIA MEDIA S.p.A."

1.2 The Spun-Off Company

The new company to be created from the spin-off will take the name of "Seat Pagine Gialle S.p.A.", will have its registered office in Milan, Via Grosio 10/8 and a secondary office in Turin, Via Aurelio Saffi 18. It will be registered with Milan Companies Register and its share capital, based on the provisions of paragraph 2.1 below, may vary as follows:

- from a minimum of EUR247,358,045.04 divided into 8,245,268,168 shares of which 8,109,193.382 ordinary shares and 136,074,786 saving shares with a nominal value of EUR0.03 each;

- to a maximum of EUR253,229,713.32 divided into 8,440,990,444 shares of which 8,304,915,658 ordinary shares and 136,074,786 saving shares with a nominal value of EUR0.03 each.

The minimum and maximum share levels have been determined taking into account that the majority shareholder Telecom Italia S.p.A. has waived its right to the application of the share swap for a minimum ratio of 22 ordinary shares and 8 saving shares held and a maximum of 37 ordinary shares and 8 saving shares held.

2. MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SPUN-OFF COMPANY AND OF THE COMPANY EFFECTING THE SPIN-OFF

2.1 Spun-Off COMPANY

The Articles of Association of the Spun-Off Company will contain the following information:

Name of the company: Seat Pagine Gialle S.p.A.

Registered office: Milan, Via Grosio 10/8

Secondary Office: Turin, Via Aurelio Saffi 18

Duration of the Company: until 31st December 2100

Objects of the Company: the purpose of the Company is to operate in the industry and trade of publishing, printing and graphics in general, in any form and by any means, including online; to gather and engage in advertising - including for the account of third parties - in any form and for any means of communication, including the exchange for goods or services; management of activities, including promotional, in the field of advertising communications and public relations initiatives; engaging in, preparing and selling, with all technological means and any other transmission support, including online and via the Internet, all types of documentation services, including but not limited to databases and support services for trading goods and services; managing all activities related to information processing and use of any type and in any manner, including the use and sale of communications services of any type, by any instruments and means, and any related, complementary or instrumental production and sales activity in the areas mentioned above.

The Company may also engage in all commercial, industrial and financial operations and transactions involving real or personal property that are considered appropriate for the furtherance of the corporate purpose; for this purpose, it may also directly or indirectly acquire as an exception, interests and holdings in other corporations or companies, expressly excluding any activities inherent to bringing in public funds and any other activities not permitted by law.

Capital Contribution: the company shall receive the share of net equity of the Company effecting the Spin-Off specified by the Spin-off Plan.

Share Capital: EUR247,358,045.04 divided into 8,245,268,168 shares, comprising 8,109,193,382 ordinary shares and 136,074,786 saving shares with a nominal value of EUR0.03 each.

Upon execution of the spin-off, the share capital may increase up to EUR253,229,713.32 divided into 8,440,990,444 shares, comprising 8,304,915,658 ordinary shares and 136,074,786 saving shares: (i) according to the exercise, if any, of the option rights granted to the beneficiaries of the employee performance incentive plans of the Company effecting the Spin-Offs prior to the spin-off for whom the capital increases mentioned at paragraph 1.1 (a), (b) and
(f) of the Spin-off Plan are intended and (ii) according to any subscriptions to the SEAT's share capital made prior to the Spin-Off under paragraph 1.1 (c).

In any event, the Articles of Association shall contain the following provisions:

a) the option to increase the capital up to EUR3,098,853.24 through the issue of up to 103,295,108 ordinary shares, or by the higher amount specified by the resolutions adopted in accordance with paragraph 1.1 a) but not yet effective at the date of signing of the spin-off agreement, through the issue of the relevant number of ordinary shares of EUR0.03 nominal value, to be set aside for the implementation of the resolutions not implemented before the Spin-Off, which after the Spin Off shall also be adopted by the Spun-Off Company under paragraph 1.1 b), f), as well as

b) the power to grant to the Board of Directors a power of attorney for one or more capital increases within five years from the date of registration of the Spun-Off Company, for up to EUR5,031,630.39 through the issue of up to 167,721,013 ordinary shares with a nominal value of EUR0.03 to be set aside for the stock option plans to be transferred to the Spun-Off Company upon the Spin-Off and/or for any other plans approved by the Board of Directors, to be offered to the following persons as specified by the Board of Directors as participants in the stock option plan: employees of the Spun-Off Company; of its controlling company pursuant to paragraph 1 of article 2359 of the Civil Code; and of the controlled companies. Such increases will not allow the exercise of the option rights under the last paragraph of article 2441 of the Italian Civil Code and paragraphs 2 and 3 of article 134 of Law-Decree no. 58 of 24th February 1998. 58.

The additional shares mentioned above shall be allocated to the holders of ordinary and saving shares of the Company effecting the Spin-Off on the basis of the criteria identified under item 4 of the Spin-Off Plan.

o The positive difference between: (i) the book value of the spin-off equity of EUR1,080,945,482.90, which may increase up to EUR1,567,832,143.53
     (subject to the above explanations under "share capital") and (ii) the capital amount (from a minimum of EUR247,358,045.04 to a maximum of EUR253,229,713.32) shall be allocated to the following net equity items: from a minimum of EUR799,018,669.23 to a maximum of EUR1,280,033,661.59 to the share premium reserve;

o EUR2,808,905.30 will be allocated to the reserve pursuant to law no. 413 of 30.12.91;

o EUR8,888,966.54 will be allocated to the reserve pursuant to law no. 342 of 21.11.00;

o    EUR21,822,610.44 to the legal reserve;

o    EUR1,048,286.35 to the accelerated depreciation and amortisation fund.

All of the above is based on the financial results as of 31st December 2002 and subject to any changes arising from the distribution of reserves approved by the Shareholders' Meeting of the Company effecting the Spin-Off called to approve the financial statements for the year ended 31st December 2002 (the "Company Financial Statements"), as set out under paragraph 8 below.

Allocation of profits: allocations shall be made pursuant to articles 6 and 24 of the Articles of Association.

Articles of Association: the company shall be governed by its Articles of Association attached hereto under annex A.

Directors and Auditors:

a) until the approval of the financial statements for the company's first financial year the Board of Directors will be comprised of the following 13 members:

- Riccardo Perissich, Chairman

- Giuseppe Parrello

- Paolo Dal Pino

- Carlo Bertazzo

- Aldo Cappuccio

- Candido Fois

- Giulia Ligresti

- Gianni Mion

- Gianfranco Negri Clementi

- Alessandro Ovi

- Enrico Parazzini

- Guido Roberto Vitale

- Mario Zanone Poma

the total annual remuneration for the Board of Directors pursuant to article 2389 of the Civil Code - to be divided among its members in accordance with the resolutions adopted by the Board of Directors itself - is EUR1,162,018; b) until the approval of the financial statements of the company's third financial year the Board of Internal Audit - whose annual remuneration is fixed as follows: EUR61,975 to the Chairman; EUR41,317 to each Auditor - will be comprised of the following members:

- Enrico Cervellera, Chairman

- Franco Caramanti, Auditor

- Giovanni Fiori, Auditor

- Piero Gennari, Alternate Auditor

- Roberto Timo, Alternate Auditor

If for any reason one or more of the above Directors or Auditors should fail to take office, the names of their appointed substitutes shall be specified in the spin-off agreement.

Stock Exchange listing: the ordinary and saving shares of the Spun-Off Company have been admitted to listing on automated screen board trading system Borsa Italiana S.p.A.

External Auditors: pursuant to article 159 of Legislative Decree no 58/98 and to the resolution of the Meeting which approved the Spin-Off, Reconta, Ernst & Young S.p.A shall be the external auditors for the three year period 2003-2005 and will audit the Spun-Off Company's financial and consolidated financial statements, its half-yearly accounts and all other interim reports. Their retainer is EUR109,000, plus 5% as reimbursement of expenses.

Incorporation costs: to be borne by the Spun-Off Company, approximately
EUR[...]

2.2 ARTICLES OF ASSOCIATION OF THE COMPANY EFFECTING THE SPIN-OFF

The Articles of Association of the Company effecting the Spin-Off effective after the Spin-Off date is attached hereto under Annex B. In addition to the following changes to be made in connection with the spin-off, the new Articles will contain additional changes to be adopted by the shareholders as the first item on the agenda of the meeting called to approve this Spin-Off Plan. In particular these changes concern: (i) article 6, regarding the proposal to grant the Shareholders' Meeting the power to allocate available reserves, if the company has made no profit, in payment of the preferential dividend as increased under paragraph 7 of article 6 of the Articles of Association of the Company effecting the Spin-Off due to the holders of saving shares, (ii)
article 12, concerning the redrafting of the clauses relating to the attendance and voting quorum requirements for the Meeting in accordance with the currently applicable provisions of law; (iii) article 15, 4th paragraph, concerning the substitution of the word "outgoing" with "resigning"; (iv) article 17, concerning changes to the provision on reporting duties towards the Board of Internal Audit in accordance with article 150 of Legislative Decree no. 58/98; and (v) article 23 concerning the right to hold the meetings of the Board of Internal Audit using video or teleconference facilities.

The changes to the Articles of Association arising from the Spin-Off include the following:

- the company name (article 1) which, starting from the effective date of the Spin-Off shall be "TELECOM ITALIA MEDIA S.p.A." since the current name will be assumed by the Spun-Off Company;

- the registered office (article 2), effective with the date of the Spin-Off shall be located in Rome at Via Cristoforo Colombo no. 142;

- the share capital (article 5) which, in view of any subscriptions of shares in the Company effecting the Spin-Off by the date of signing of the spin-off agreement, in connection with the capital increases under paragraph 1.1 a), b), c), and f), may vary from a minimum of EUR93,825,465.36 divided into 3,127,515,512 shares comprising
     3.075.900.938 ordinary shares and 51,614,574 saving shares up to a maximum of EUR96,052,649.88 divided into 3.201.754.996 shares comprising

     3.150.140.422 ordinary shares and 51,614,574 saving shares, subject to the provisions of paragraph 1.2 last sentence.

With regard to article 5 of the Articles of Association, the following should be noted:

- the provisions of Articles 1.1 a), b) and f) will remain unchanged as far as necessary for the implementation of the existing stock option plans in favor of the employees who will remain in the employment of the Company effecting the Spin-Off or of its subsidiaries or holding companies, or for closed plans;

- with reference to the capital increase under Article 1.1 (c), in view of the possible subscription by De Agostini Invest S.A within 15th April 2003 of the shares reserved to it, the capital of the Company effecting the Spin-Off may be increased by a maximum EUR5,000,000.01. The relevant clause shall however be removed upon the Spin-Off;

- with reference to the capital increase under Article 1.1 (d), on 31st March 2003, the beneficiary of the subscription rights in the above capital increase has decided to waive such rights. Accordingly, upon the Spin-Off the respective clause will be removed from Seat's Articles of Association;

- with reference to the capital increase under Article 1.1 (e), the subscription deadline having expired, upon the Spin-Off the relevant provision shall be removed from Seat's Articles of Association.

3. ASSETS TO BE TRANSFERRED BY SPIN-OFF

The business segments to be transferred to the Spun-Off Company are comprised mainly of the Directories business segment - which sells advertising space and distributes paper and online directories and other communication products aimed at small and medium enterprises - the Directory Assistance segment, providing telephone information and call center services, and the Business Information segment (excluding the stake in Databank S.p.A.), as well as from the stakes relating to the above mentioned business segments as described more fully in Annex C to the Spin-Off Plan (the "Business Segments").

With reference to Seat's balance sheet position at 31st December 2002, which in accordance with article 2501-(iii) of the Civil Code comprises the preliminary Financial Statements approved by Seat's Board of Directors on 11th March 2003 to be submitted together with this Spin-off Plan for adoption by the next Shareholders' Meeting, the assets and liabilities making up the spin-off Business Segments are detailed, at their values as at the Spin-Off date, in Annex C attached hereto, which is an integral part of this Spin-Off Plan.

Upon the Spin-Off, after transfer of the Business Segments to the Spun-Off Company in accordance with the above procedure, the net shareholders equity of the Company effecting the Spin-Off shall be reduced by an amount between a maximum of EUR1,080,945,482.90 and a minimum of EUR1,567,832,143.53, while the relevant amount shall be posted as follows:

- an amount between a minimum of EUR247,358,045.04 and a maximum of EUR253,229,713.32 will be deducted from the share capital;

- an amount between a minimum of EUR799,018,669.23 and a maximum of EUR1,280,033,661.59 will be allocated to the share premium reserve;

- EUR2,808,905.30 will be deducted from the reserve pursuant to law no 413 dated 30.12.91;

- EUR8,888,966.54 will be deducted from the reserve pursuant to law no. 342 dated 21.11.00;

-    EUR21,822,610.44 will be allocated to the reserve pursuant to law;

-    EUR1,048,286.35 will be allocated to the reserve pursuant to law.

All of the above is based on the financial results for the year ended 31st December 2002 and subject to any changes arising from any distribution of reserves approved by the Shareholders' Meeting of the Company effecting the Spin-Off called to approve the Financial Statements, as set out under paragraph 8 below.

The equity of the Spun-Off Company will be comprised of the items detailed in Annex C.

The following should be noted:

     (a) Any discrepancies in the book value of the transferred assets effecting shareholders equity subsequent to December 31, 2002 and the date of the effectiveness of the Spin-Off arising from the ongoing activities of SEAT will not be reflected in either of the company's shareholders equity in case of a cash settlement; and

     (b) any positive or negative contingencies arising after the effective date of the Spin-Off shall accrue to the benefit or to the detriment of either the Company effecting the Spin-Off or the Spun-Off Company.

4. ALLOCATION OF SHARES

The stakes held by the shareholders in the Spun-Off Company shall be the same as those held in the Company effecting the Spin-Off, on the basis of the following allocation criteria:

     a) for each lot of 40 ordinary shares of the Company effecting the Spin-Off which will be withdrawn and cancelled, each shareholder shall receive 11 ordinary shares of the Company effecting the Spin-Off with a nominal value of EUR0.03 each and 29 ordinary shares of the Spun-Off Company with a nominal value of EUR0.03 each;

     b) for each lot of 40 saving shares of the Company effecting the Spin-Off which will be withdrawn and cancelled, each shareholder shall receive 11 saving shares of the Company effecting the Spin-Off with a nominal value of EUR0.03 each and 29 saving shares of the Spun-Off Company with a nominal value of EUR0.03 each;

The share capital of the Company effecting the Spin-Off will be reduced accordingly.

No cash settlement will be paid.

To the holders of ordinary and saving shares of the Company effecting the Spin-Off special service will be made available a service to deal with stock splits free of charge, stamp duty or commissions, in order to achieve full allocation ratios. The shareholders will be notified of this procedure and the name of the appointed broker by a notice published in at least one national daily newspaper. If necessary, the majority shareholder of the Company effecting the Spin-Off, Telecom Italia S.p.A. will subscribe any remaining shares for rounding purposes.

Starting from the effective date of the Spin-Off all the ordinary and saving shares of the Spun-Off Company will be admitted to listing on the Mercato Telematico Azionario of Borsa Italiana S.p.A.. Accordingly, in due course an application will made for listing on this market.

Unless required by the competent authorities there is no intention to file a listing application for the shares of the Spun-Off Company for trading on the French regulated markets.

5. PROCEDURES FOR THE ALLOCATION OF SHARES IN THE SPUN-OFF COMPANY

The allocation of the shares in the Spun-Off Company to the shareholders of the Company effecting the Spin-Off will follow the procedures specified through a special notice in at least one national daily newspaper, which may coincide with the notice under paragraph 4 above.

6. DATE OF DISTRIBUTION OF THE DIVIDEND BY THE SPUN-OFF COMPANY

The shares in the Spun-Off Company allocated to the shareholders of the Company effecting the Spin-Off shall entitle the holder to receive the dividend distributed by the Spun-Off Company starting from the effective date of the Spin-Off, pursuant to paragraph 7 below, however in the first financial year the dividend due to the holders of saving shares of the Spun-Off Company will be five percent of the nominal value of the shares even if the financial year is shorter than the calendar year, subject to the provisions of paragraph 8 below. The preferential dividend due to the saving shares of the Company effecting the Spin-Off for the financial year in which the spin-off takes place will be paid only to the saving shares of the Company effecting the Spin-Off allocated to shareholders in accordance with paragraph 4 b).

7. EFFECTIVE DATE OF THE SPIN-OFF

The effectiveness of the Spin-Off is conditioned upon the ordinary and saving shares of the Spun-Off Company being accepted for listing on the Mercato Telematico Azionario of Borsa Italiana S.p.A.. The accounting and fiscal consequences of the Spin-Off will accrue from the date of filing of the spin-off agreement with the competent Company Register, pursuant to paragraph 2 of article 2504-(x) of the Civil Code.

8. SPECIAL SHARE CLASSES AND STOCK OPTION PLANS

The holders of saving shares of the Company effecting the Spin-Off shall be allocated as shares in the Spun-Off Company of the same class and with the same characteristics of the savings shares of the Company effecting the Spin-Off, and their rights shall accrue starting from the effective date of the Spin-Off.

In addition, the Shareholders' Meeting of the Company effecting the Spin-Off approving SEAT's Financial Statements shall also be asked to approve, pursuant to the statutory requirements under paragraph 2.2 above, the allocation of the available reserves emerging from SEAT's Financial Statements in order to distribute to the holders of saving shares, even if

SEAT has not made a profit, the preferential dividend to which they are entitled for the financial years 2001 and 2002.

There are no other classes of shares of the Company effecting the Spin-Off other than the ordinary and saving shares under this paragraph 8.

68,387,274 is the maximum number of stock option shares allocated to the employees of the Company effecting the Spin-Off or of its subsidiaries within the transferred Business Segments in connection with any stock options of the Company effecting the Spin-Off unexercised before the effective date of the Spin-Off will be transferred to the Spun-Off Company, which shall also take over the existing stock option plans of the Company effecting the Spin-Off in accordance paragraph 2., "Share Capital" a) and b).

9. SPECIAL RIGHTS OF THE DIRECTORS

No special rights shall be granted to the Directors of the companies involved in the Spin-Off.

                                      ***

All of the above is subject to the changes, if any, required by the competent authorities and any adjustments to the figures arising from or relating to the provisions of this plan.

                                   * * * * *

ANNEXES

Annex A:        Articles of Association of the Spun-Off Company;
Annex B:        Articles of Association of the Company effecting the Spin-Off;
Annex C:        Assets of the transferred Business Segments

                                   * * * * *



Milan, 1st April, 2003

                                   On behalf of the Board of Directors
                                   The Chairman
                                   Riccardo Perissich

                                                   Annex B to the Spin-Off Plan


              ARTICLES OF ASSOCIATION OF SEAT PAGINE GIALLE S.p.A.

                                    TITLE I
                                 IDENTIFCATION
                                ARTICLE 1 - NAME

A corporation is organized under the name of "Seat Pagine Gialle S.p.A." (the "Company"). The company name may be written in upper or lower case letters, with or without dashes and/or periods. The Company may validly identify itself, for all legal purposes, in all acts in which it is involved, by the abbreviated name "SEAT s.p.a.", without being linked to any graphic representation.

                         ARTICLE 2 - REGISTERED OFFICE

The registered office of the Company is located in Milan at Via Grosio, 10/8; the secondary office in Turin at Via Aurelio Saffi 18.

                              ARTICLE 3 - DURATION

The duration of the Company is until December 31, 2100, and may be extended by resolution of the General Shareholders' Meeting.

                              ARTICLE 4 - PURPOSE

The purpose of the Company is to operate in the industry and trade of publishing, printing and graphics in general, in any form and by any means, including online; to gather and engage in advertising - including for the account of third parties - in any form and for any means of communication, including the exchange for goods or services; management of activities, including promotional, in the field of advertising communications and public relations initiatives; engaging in, preparing and selling, with all technological means and any other transmission support, including online and via the Internet, all types of documentation services, including but not limited to databases and support services for trading goods and services; managing all activities related to information processing and use of any type and in any manner, including the use and sale of communications services of any type, by any instruments and means, and any related, complementary or instrumental production and sales activity in the areas mentioned above.

The Company may also engage in all commercial, industrial and financial operations and transactions involving real or personal property that are considered appropriate for the furtherance of the corporate purpose; for this purpose, it may also directly or indirectly acquire as an exception, interests and holdings in other corporations or companies, expressly excluding any activities inherent to bringing in public funds and any other activities not permitted by law.

                                    TITLE II
                            CAPITAL STOCK AND BONDS
                               ARTICLE 5 - AMOUNT

The Company's share capital is EUR[*], divided into [*] shares of the nominal value of EUR0.03 each, of which [*] are ordinary shares and 136,074,786 are savings shares.1

-------
1 As set out in paragraph 2.1 of the Spin-Off Plan, the share capital at the time of effectiveness of the spin-off may vary: (i) according to any exercise of the options rights granted to the beneficiaries of the Company effecting the Spin-Off for which the capital increases mentioned at paragraph 1.1 (a), (b) and (f) of the Spin-Off Plan are intended and (ii) according to any subscriptions to the share capital made in advance of the spin-off pursuant to paragraph 1.1 (c) of the above mentioned Spin-Off Plan.


The share capital approved by the Company's Ordinary Shareholders Meeting is hereby increased by a maximum of EUR3,098,853.24 through the issue of up to 103,295,108 ordinary shares of the nominal value of EUR0,03, to be offered to the directors and employees of the Company or to the employees of its controlling company pursuant to paragraph 1 of article 2359 of the Italian Civil Code, or to the employees of its controlled companies pursuant to the stock option plans implemented by the Company.

The Board of Directors may, within five years from the date of registration of the Company with the Companies Register, increase the share capital of the Company once or more for a maximum of EUR5,031,630.39, through the issue of up to 167,721,013 ordinary shares of the nominal value of EUR0,03, in order to service the stock option plans implemented by the Company and/or any other plan which may from time to time be approved by the Board of Directors, in order to offer such shares to the directors of the Company or to its employees to be identified by the Directors, or to the employees of its controlling companies pursuant to paragraph 1 of article 2359 of the Italian Civil Code, or to the employees of any controlled company. Such increases will not allow the exercise of the option rights under the last paragraph of article 2441 of the Italian Civil Code and paragraphs 2 and 3 of article no. 134 of Law-Decree no. 58 of 24th February 1998.

                               ARTICLE 6 - SHARES

The General Shareholders' Meeting may resolve to issue shares with varying rights, in accordance with law. Within the limits and conditions established by law, the shares may be bearer shares. Bearer shares may be converted into registered shares and vice versa at the request and expense of the interested party.

Savings shares have the privileges and rights described in this article. Net profits and reported in the regularly approved balance sheet, less allocations to legal reserves, must be distributed to holders of savings shares up to an amount equal to five percent of the par value of the shares.

Any profits remaining after allocating the savings shares as established in the previous paragraph and as resolved by the General Shareholders' Meeting shall be distributed among all shares so that savings shares receive a greater cumulative dividend that common shares, equal to two percent more than cumulative dividends paid to ordinary shareholders.

When a dividend that is less than the amount indicated in the fifth paragraph from above is allocated to savings shares during any fiscal year, the difference shall be added to the preferred dividend during the two subsequent fiscal years.

In the case of distribution of reserves, savings shares have the same rights of other shares. A capital stock reduction due to losses shall not entail a reduction in the par value of savings shares except for the portion of the loss exceeding the total par value of the other shares. At the winding up of the company, savings shares shall have preference in redemption of capital stock for the full par value.

In order to provide the common share representative with sufficient information on operations that may impact on the price development of savings shares, said representative shall be sent notices with regard to this matter, as it is relevant and required by law.

If at any time common or savings shares of the company are excluded from trading, savings shares shall retain their rights and characteristics, unless savings shareholders are given the right to request conversion of their shares to preferred shares listed on the exchange, with the same characteristics as the savings shares, in accordance with pertinent legal provisions in effect at that time, and the right to vote in Extraordinary Shareholders' Meetings. The right to convert may be exercised by savings shareholders according to the terms and conditions to be defined by a resolution of the Extraordinary Shareholders' Meeting convened for this purpose, subject to approval by a meeting of savings shareholders, if applicable.

                              ARTICLE 7 - PAYMENTS

In the case of capital increases, if the deadline established by law for payments by shareholders has elapsed, provided that the Company has taken any prior steps required by law, annual interest shall accrue on the amount of the payment due at the official discount rate then in effect plus three points.

                               ARTICLE 8 - BONDS

The Company may issue bonds in accordance with law.


                                   TITLE III
                         GENERAL SHAREHOLDERS' MEETING
                        ARTICLE 9 - RIGHT TO PARTICIPATE

Shareholders who have complied with the law are entitled to participate in the General Shareholders' Meeting personally or, alternately, by means of a representative with a written proxy, in accordance with law. The proxy may be issued to an individual or legal entity.

The Chairman of the General Shareholders' Meeting is responsible for verifying the right to participate in the General Shareholders' Meeting, the uniformity of proxies and whether the quorum is met.

                              ARTICLE 10 - POWERS

The General Shareholders' Meeting has the authority expressly conferred to it by law.

                          ARTICLE 11 - MEETING NOTICE

The General Shareholders' Meeting is convened in accordance with law at the registered office of the company or elsewhere in Italy by means of a notice published in the manner and within the terms prescribed by law. The General Shareholders' Meeting must be convened within four months from the close of the fiscal year, or later, but within six months, when special circumstances so require.

         ARTICLE 12 - ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETINGS

Only common shares are entitled to vote in ordinary shareholders' meetings. Ordinary shareholders' meetings are to be regularly held; when initially convened, with the attendance of shareholders representing at least half of the voting capital; if reconvened, with any proportion of voting capital represented.

Resolutions are to be passed in all cases with an absolute majority of votes, except for the appointment of the statutory auditors, in which case the provisions of Article 23 are applicable. Common and preferred shares, if any, are entitled to vote in Extraordinary Shareholders' Meetings. Extraordinary Shareholders' meetings are to be regularly held; when initially convened, with the attendance of shareholders representing more than half of the voting capital; if reconvened one or two times, with the attendance of shareholders representing more than one third and more than one fifth of the voting capital respectively.

Resolutions are passed in Extraordinary Shareholders' meetings initially convened or convened one or two times thereafter with the vote of at least two thirds of the capital represented at the meeting, except in the case of special majorities in the cases expressly provided by law.

                 ARTICLE 13 - CHAIRMAN AND CONDUCTING BUSINESS

The Chairman of the Board of Directors presides over the General Shareholders' Meeting.

If she/he is absent or otherwise impeded from presiding, the meeting is to be chaired by the Vice Chairman, if any, or by the person appointed by those present. At the request of the Chairman, the Meeting appoints a secretary, who need not be a shareholder. In the situations provided by law and if the Chairman of the Meeting deems it appropriate, the minutes may be prepared as a public instrument by a notary appointed by the Chairman.

The Chairman regulates the meeting, controls those in attendance and establishes the methods for voting that must allow the voters to be identified. The Chairman may select two or more tellers to count votes from among those in attendance. The meetings may be controlled by Regulations approved by resolution of the General Shareholders' Meeting.

                       ARTICLE 14 - COPIES AND ABSTRACTS

Copies and abstracts of minutes of shareholders' meetings may be issued and certified by the Chairman or the Secretary of the Board of Directors.

                                    TITLE IV
                      ADMINISTRATIVE AND GOVERNING BODIES
                            ARTICLE 15 - COMPOSITION
                           OF THE BOARD OF DIRECTORS

The Company is managed by a Board of Directors composed of a minimum of 7 (seven) and a maximum of 21 (twenty-one) directors.

The General Shareholders' Meeting determines the number of members of the Board of Directors, which remains unchanged until otherwise resolved and throughout the term of office, subject to the maximum limits established by law. Directors may be reelected.

Whenever, for any reason whatsoever, the majority of directors elected by the General Shareholders' Meeting cease to perform their duties before their term of office has elapsed, the term of office of the remaining directors on the Board of Directors is considered to have expired and they shall cease to perform their duties when the Board of Directors is reappointed by the General Shareholders' Meeting. The appointment of the Board of Directors shall be based on a list submitted by the shareholders, in accordance with the following paragraphs, or by the exiting Board of Directors, and in each case the candidates must be listed progressively.

The list submitted by the exiting Board of Directors shall be deposited at the registered office of the Company and published in at least one nationally circulated daily newspaper at least twenty days prior to the date scheduled for the initially convened General Shareholders' Meeting.

The lists submitted by the shareholders shall be deposited at the registered office of the Company and published in at least one nationally circulated daily newspaper at the expense of the shareholders at least ten days prior to the date scheduled for the initially convened General Shareholders' Meeting.

Every shareholder may submit or agree to the submission of only one list, and every candidate may list himself/herself on only one list, or otherwise shall be disqualified. Only those shareholders who, alone or together with other shareholders, own voting shares representing at least 3% of the voting capital in ordinary shareholders' meetings shall be entitled to submit a list. In order to prove the ownership of the number of shares necessary for submitting lists, the shareholders shall submit a copy and/or a summary of the documentation attesting to the right to participate in the General Shareholders' Meeting at the registered offices of the Company at least five days prior to the date scheduled for initially convening the Meeting.

Together with each list, within the term indicated above, statements are to be submitted in which each candidate accepts the nomination and attests, under his or her own responsibility, that there is no cause for ineligibility or disqualification, and to his/her compliance with the requirements of law and the bylaws prescribed for the position. Any lists which fail to observe the foregoing requirements shall be considered as not having been submitted.
All shareholders with voting rights may only vote one list.

The procedures indicated below are to be followed in electing the Board of
Directors:

1) from the list that received the majority vote in the General
Shareholders' Meeting, four fifths of the directors to be elected are selected, rounded down to the next whole number if this is a fraction, based upon their order of priority on the list.

2) the remaining directors are elected from other lists; for this purpose, the votes received by the lists are successively divided by one, two, three, four, according to the number of directors to be elected. The resulting quotients shall be progressively assigned to the candidates on each of these lists, according to the respective order of priority. The quotients assigned to the candidates on the various lists shall be arranged in a single list in decreasing order. Those who receive the highest quotient shall be elected. If two or more candidates receive the same quotient, the candidate on the list that has not elected any director or which has elected the least number of directors shall be elected.

If none of the lists have elected a director or if all have elected the same number of directors, the candidate on the list that received the greatest number of votes shall be elected. In the event of an equal number of votes and the same quotients, a new vote shall be held, and the candidate who receives the simple majority vote shall be elected.

In order to appoint directors for any reason who are not appointed in the manner described above, the General Shareholders' Meeting shall pass resolutions with the majority provided by law.

If, during the course of the fiscal year, one or more directors cedes from his post, the procedures indicated in Article 2386 of the Italian Civil Code shall prevail.

               ARTICLE 16 - CHAIRMAN - VICE CHAIRMAN - SECRETARY

The Board of Directors, in its first meeting following the General Shareholders' Meeting that elected it, shall elect a Chairman, if the shareholder's Meeting has not already done so, and may elect a Vice Chairman. In the same meeting, the Board shall appoint a Secretary, who need not be a member of the Board.

                 ARTICLE 17 - MEETING OF THE BOARD OF DIRECTORS

The Board of Directors shall be convened by the Chairman or, if he/she is unable to do so, by the Vice Chairman, if any, or the Managing Director, if any, of by the oldest Director, and meetings are held at least quarterly and whenever considered necessary, or when a written request for a meeting is submitted to the Chairman, indicating the agenda, by at least two Directors or two permanent Statutory Auditors. Board meetings shall be held at the registered offices of the company or elsewhere, as indicated in the meeting notice. Board meetings may be held by teleconferencing or videoconferencing, provided that all participants may be identified by the Chairman and all other participants, and that they are able to follow the discussion and participate in real time in the deliberations, and that they are able to exchange documents regarding such deliberations, and that all of the foregoing is recorded in the minutes. If such circumstances are verified, the Board meeting is considered to be held at the location of the Chairman and where the Secretary of the meeting is, in order to be able to draft the minutes.

Notice of the meeting shall be sent by mail, express mail, telegram, fax or telex to each Director and permanent Statutory Auditor at least 5 (five) days prior to the date scheduled for the meeting. In emergencies, the meeting notice may be sent by telegram or fax at least 1 (one) day prior to the date scheduled for the meeting.

If the Chairman is absent or otherwise unable to preside, the Board meeting is presided over by the Vice Chairman, if any, or the Managing Director, if any, or by the eldest Director. If the Secretary of the Board is absent, a Recording Secretary shall be appointed by the Board of Directors, and does not need to be a Director.

The directors to whom powers of attorney are delegated shall report to the Board of Directors and the Statutory Auditors at least quarterly on the activities performed while exercising such power of attorney, the most important transactions performed by the company or its subsidiaries and any transactions which may potentially constitute a conflict of interests.

                     ARTICLE 18 - VALIDITY AND RECORDING OF
                               BOARD RESOLUTIONS

In order for the resolutions of the Board of Directors to be valid, the majority of the Directors must be in attendance and the majority of those in attendance must vote in favor. Resolutions of the Board of Directors shall be recorded in the book of resolutions of the Board of Directors to be maintained in accordance with Article 2421, paragraph 4, of the Italian Civil Code, and shall be signed by the Chairman and the Secretary or by a Notary. When required by law or when the Chairman so deems appropriate, resolutions shall be recorded by a Notary selected by the Chairman of the Board of Directors.

                                                   Annex B to the Spin-Off Plan



             ARTICLES OF ASSOCIATION OF TELECOM ITALIA MEDIA S.p.A.

                                    TITLE I
                                 IDENTIFCATION
                                ARTICLE 1 - NAME

A corporation is organized under the name of "Telecom Italia Media S.p.A." (the "Company"). The company name may be written in upper or lower case letters, with or without dashes and/or periods. The Company may validly identify itself, for all legal purposes, in all acts in which it is involved, by the abbreviated name "SEAT s.p.a.", without being linked to any graphic representation.

                         ARTICLE 2 - REGISTERED OFFICE

The registered office of the Company is located in Roma at Via Cristoforo Colombo n. 142.

                              ARTICLE 3 - DURATION

The duration of the Company is until December 31, 2100, and may be extended by resolution of the General Shareholders' Meeting.

                              ARTICLE 4 - PURPOSE

The purpose of the Company is to operate in the industry and trade of publishing, printing and graphics in general, in any form and by any means, including online; to gather and engage in advertising - including for the account of third parties - in any form and for any means of communication, including the exchange for goods or services; management of activities, including promotional, in the field of advertising communications and public relations initiatives; engaging in, preparing and selling, with all technological means and any other transmission support, including online and via the Internet, all types of documentation services, including but not limited to databases and support services for trading goods and services; managing all activities related to information processing and use of any type and in any manner, including the use and sale of communications services of any type, by any instruments and means, and any related, complementary or instrumental production and sales activity in the areas mentioned above.

The Company may also engage in all commercial, industrial and financial operations and transactions involving real or personal property that are considered appropriate for the furtherance of the corporate purpose; for this purpose, it may also directly or indirectly acquire as an exception, interests and holdings in other corporations or companies, expressly excluding any activities inherent to bringing in public funds and any other activities not permitted by law.

                                    TITLE II
                            CAPITAL STOCK AND BONDS
                               ARTICLE 5 - AMOUNT

The Company's share capital is EUR[*], divided into [*] shares of the nominal value of EUR0.03 each, of which [*] are ordinary shares and 51,614,574 are savings shares. 1

The Board of Directors may, within five years from the date of 25th January 1999 in accordance with paragraph 2 of article 2443 of the Italian Civil Code (and with the resolution of the Extraordinary Meeting of 11th December 2001), increase the share capital of the Company in one or more installments up to EUR1,363,446.21 through the issue of 38,332,800 ordinary shares of the nominal value of EUR0.03 each and 14,467,200 saving shares of the nominal value of EUR0.03 each to be offered in subscription to the employees identified by the Board of Directors of Seat Pagine Gialle S.p.A's (now Telecom Italia Media S.p.A.), of the controlling company in accordance with paragraph 1 of article 2359 of the Italian Civil Code and of the subsidiaries. Such increases will not allow the exercise of the option rights under the last paragraph of article 2441 of the Italian Civil Code and of paragraphs 2 and 3 of article 134 of Legislative Decree no. 58 of 24th February 1998. Pursuant to the resolution approved by the Extraordinary Shareholders Meeting held on 27th October 2000 such authorization has not yet been fully exercised at such date, are now limited only to the issue of ordinary shares, subject a maximum total capital increase value of EUR1,363,446.21. The

-----------
         1 As set out under paragraph 2.2 of the Spin-Off Plan, the capital may vary, according to the subscriptions of shares in the Spun-off Company received up to the date of signing of the spin-off agreement and in connection with the capital increases under paragraph 1.1 a), b), c), and f) of the spin-off plan, between a minimum of EUR[93,825,465.36] up to a maximum of EUR96,052,653.88.

subscription rights in connection with the above shares will be individual and not transferable (except to the estate of a deceased shareholder). The Shareholders' Meeting of 11th December 2001 approved the allocation of EUR170,097.98 to a restricted reserve in connection with said capital increase.

The Board shall fix a term for the subscription of the shares and if the capital increase approved is not subscribed within such term the share capital shall be considered increased by an amount equal to the subscriptions received so far.

In accordance with article 2443 of the Civil Code, on 17th May 2002, the Board, pursuant to the authorization received from the Extraordinary Shareholders Meeting held on 24th September 1999 and subsequent modifications of the Extraordinary Meetings of 4th July 2000 e 27th October 2000, approved a share capital increase of a maximum nominal amount of EUR45,000.00 trough the issue of a maximum of 1,500,000 ordinary shares of the nominal value of EUR0.03 each, for a total price of EUR0.8532 for share, to be offered to the following employees identified by the Board of Directors as participants in the "Top 2002" stock option plan: employees of "SEAT PAGINE GIALLE S.p.A." (now Telecom Italia Media s.p.a.), of its controlling company in accordance with paragraph 1 of article 2359 of the Civil Code and the controlled companies. If such capital increase is not entirely subscribed before 31st May 2008 the share capital shall be considered increased by an amount equal to the subscriptions received.

The Extraordinary Shareholders Meeting 20th November 2000, and the subsequent resolutions adopted by the Shareholders Meetings of 10th May 2001, 30th July 2001 and 11th December 2001, approved a capital increase for a maximum nominal amount of EUR3,279,501.30, through the issue of a maximum of 127,000,000 ordinary shares of the nominal value of EUR0.03 each to be set aside, pursuant to the last paragraph of article 2441 and paragraph five of article 2441 of the Civil Code and paragraphs 2 and 3 of Legislative Decree 58/98, for the directors and employees of SEAT Pagine Gialle S.p.A. (now Telecom Italia Media s.p.a,) and of its direct or indirect subsidiaries in accordance with paragraph 1 of article 2359 of the Italian Civil Code. Pursuant to the resolution of the Shareholders Meeting held on 11th December 2001 the issue price of the new shares shall be determined taking into account their different nominal value, so that irrespective of the already fixed issue price, the amount of EUR0.03 shall be recorded as payment of the nominal price and the difference as share premium. In addition, the Sahreholders Meeting adopted a resolution pursuant to which in connection with the subscription rights already acquired by the beneficiaries of the option rights, the share issue premium shall be recalculated so that, without prejudice to the issue price already determined and taking into account the nominal value of the shares, an amount of EUR0.03 be recorded as payment of the nominal value and the difference as share premium.


                               ARTICLE 6 - SHARES

The General Shareholders' Meeting may resolve to issue shares with varying rights, in accordance with law.

Within the limits and conditions established by law, the shares may be bearer shares.

Bearer shares may be converted into registered shares and vice versa at the request and expense of the interested party.

Savings shares have the privileges and rights described in this article. Net profits and reported in the regularly approved balance sheet, less allocations to legal reserves, must be distributed to holders of savings shares up to an amount equal to five percent of the par value of the shares.

Any profits remaining after allocating the savings shares as established in the previous paragraph and as resolved by the General Shareholders' Meeting shall be distributed among all shares so that savings shares receive a greater cumulative dividend than common shares, equal to two percent more than cumulative dividends paid to ordinary shareholders.

When a dividend that is less than the amount indicated in the fifth paragraph from above is allocated to savings shares during any fiscal year, the difference shall be added to the preferred dividend during the two subsequent fiscal years.

In the case of distribution of reserves, savings shares have the same rights of other shares.

A capital stock reduction due to losses shall not entail a reduction in the par value of savings shares except for the portion of the loss exceeding the total par value of the other shares.

At the winding up of the company, savings shares shall have preference in redemption of capital stock for the full par value.

In order to provide the common share representative with sufficient information on operations that may impact on the price development of savings shares, said representative shall be sent notices with regard to this matter, as it is relevant and required by law.

If at any time common or savings shares of the company are excluded from trading, savings shares shall retain their rights and characteristics, unless savings shareholders are given the right to request conversion of their shares to preferred shares listed on the exchange, with the same characteristics as the savings shares, in accordance with pertinent legal provisions in effect at that time, and the right to vote in Extraordinary Shareholders' Meetings. The right to convert may be exercised by savings shareholders according to the terms and conditions to be defined by a resolution of the Extraordinary Shareholders' Meeting convened for this purpose, subject to approval by a meeting of savings shareholders, if applicable.

                              ARTICLE 7 - PAYMENTS

In the case of capital increases, if the deadline established by law for payments by shareholders has elapsed, provided that the Company has taken any prior steps required by law, annual interest shall accrue on the amount of the payment due at the official discount rate then in effect plus three points.

                               ARTICLE 8 - BONDS

The Company may issue bonds in accordance with law.


                                   TITLE III
                         GENERAL SHAREHOLDERS' MEETING
                        ARTICLE 9 - RIGHT TO PARTICIPATE

Shareholders who have complied with the law are entitled to participate in the General Shareholders' Meeting personally or, alternately, by means of a representative with a written proxy, in accordance with law.

The proxy may be issued to an individual or legal entity.

The Chairman of the General Shareholders' Meeting is responsible for verifying the right to participate in the General Shareholders' Meeting, the uniformity of proxies and whether the quorum is met.

                              ARTICLE 10 - POWERS

The General Shareholders' Meeting has the authority expressly conferred to it by law.

                          ARTICLE 11 - MEETING NOTICE

The General Shareholders' Meeting is convened in accordance with law at the registered office of the company or elsewhere in Italy by means of a notice published in the manner and within the terms prescribed by law.
The General Shareholders' Meeting must be convened within four months from the close of the fiscal year, or later, but within six months, when special circumstances so require.

                 ARTICLE 12 - ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETINGS

Only common shares are entitled to vote in ordinary shareholders' meetings. Ordinary shareholders' meetings are to be regularly held; when initially convened, with the attendance of shareholders representing at least half of the voting capital; if reconvened, with any proportion of voting capital represented.

Resolutions are to be passed in all cases with an absolute majority of votes, except for the appointment of the statutory auditors, in which case the provisions of Article 23 are applicable.

Common and preferred shares, if any, are entitled to vote in Extraordinary Shareholders' Meetings. Extraordinary Shareholders' meetings are to be regularly held; when initially convened, with the attendance of shareholders representing more than half of the voting capital; if reconvened one or two times, with the attendance of shareholders representing more than one third and more than one fifth of the voting capital respectively.

Resolutions are passed in Extraordinary Shareholders' meetings initially convened or convened one or two times thereafter with the vote of at least two thirds of the capital represented at the meeting, except in the case of special majorities in the cases expressly provided by law.

                 ARTICLE 13 - CHAIRMAN AND CONDUCTING BUSINESS

The Chairman of the Board of Directors presides over the General Shareholders' Meeting.

If she/he is absent or otherwise impeded from presiding, the meeting is to be chaired by the Vice Chairman, if any, or by the person appointed by those present. At the request of the Chairman, the Meeting appoints a secretary, who need not be a shareholder.

In the situations provided by law and if the Chairman of the Meeting deems it appropriate, the minutes may be prepared as a public instrument by a notary appointed by the Chairman.

The Chairman regulates the meeting, controls those in attendance and establishes the methods for voting that must allow the voters to be identified. The Chairman may select two or more tellers to count votes from among those in attendance.

The meetings may be controlled by Regulations approved by resolution of the General Shareholders' Meeting.

                       ARTICLE 14 - COPIES AND ABSTRACTS

Copies and abstracts of minutes of shareholders' meetings may be issued and certified by the Chairman or the Secretary of the Board of Directors.

                                    TITLE IV
                      ADMINISTRATIVE AND GOVERNING BODIES
                            ARTICLE 15 - COMPOSITION
                           OF THE BOARD OF DIRECTORS

The Company is managed by a Board of Directors composed of a minimum of 7 (seven) and a maximum of 21 (twenty-one) directors.

The General Shareholders' Meeting determines the number of members of the Board of Directors, which remains unchanged until otherwise resolved and throughout the term of office, subject to the maximum limits established by law.

Directors may be reelected.

Whenever, for any reason whatsoever, the majority of directors elected by the General Shareholders' Meeting cease to perform their duties before their term of office has elapsed, the term of office of the remaining directors on the Board of Directors is considered to have expired and they shall cease to perform their duties when the Board of Directors is reappointed by the General Shareholders' Meeting.

The appointment of the Board of Directors shall be based on a list submitted by the shareholders, in accordance with the following paragraphs, or by the exiting Board of Directors, and in each case the candidates must be listed progressively. The list submitted by the exiting Board of Directors shall be deposited at the registered office of the Company and published in at least one nationally circulated daily newspaper at least twenty days prior to the date scheduled for the initially convened General Shareholders' Meeting.

The lists submitted by the shareholders shall be deposited at the registered office of the Company and published in at least one nationally circulated daily newspaper at the expense of the shareholders at least ten days prior to the date scheduled for the initially convened General Shareholders' Meeting.

Every shareholder may submit or agree to the submission of only one list, and every candidate may list himself/herself on only one list, or otherwise shall be disqualified.

Only those shareholders who, alone or together with other shareholders, own voting shares representing at least 3% of the voting capital in ordinary shareholders' meetings shall be entitled to submit a list. In order to prove the ownership of the number of shares necessary for submitting lists, the shareholders shall submit a copy and/or a summary of the documentation attesting to the right to participate in the General Shareholders' Meeting at the registered offices of the Company at least five days prior to the date scheduled for initially convening the Meeting.

Together with each list, within the term indicated above, statements are to be submitted in which each candidate accepts the nomination and attests, under his or her own responsibility, that there is no cause for ineligibility or disqualification, and to his/her compliance with the requirements of law and the bylaws prescribed for the position. Any lists which fail to observe the foregoing requirements shall be considered as not having been submitted.

All shareholders with voting rights may only vote one list.

The procedures indicated below are to be followed in electing the Board of
Directors:

1) from the list that received the majority vote in the General Shareholders' Meeting, four fifths of the directors to be elected are selected, rounded down to the next whole number if this is a fraction, based upon their order of priority on the list.

2) the remaining directors are elected from other lists; for this purpose, the votes received by the lists are successively divided by one, two, three, four, according to the number of directors to be elected. The resulting quotients shall be progressively assigned to the candidates on each of these lists, according to the respective order of priority. The quotients assigned to the candidates on the various lists shall be arranged in a single list in decreasing order. Those who receive the highest quotient shall be elected. If two or more candidates receive the same quotient, the candidate on the list that has not elected any director or which has elected the least number of directors shall be elected.

If none of the lists have elected a director or if all have elected the same number of directors, the candidate on the list that received the greatest number of votes shall be elected. In the event of an equal number of votes and the same quotients, a new vote shall be held, and the candidate who receives the simple majority vote shall be elected.

In order to appoint directors for any reason who are not appointed in the manner described above, the General Shareholders' Meeting shall pass resolutions with the majority provided by law.

If, during the course of the fiscal year, one or more directors cedes from his post, the procedures indicated in Article 2386 of the Italian Civil Code shall prevail.

               ARTICLE 16 - CHAIRMAN - VICE CHAIRMAN - SECRETARY

The Board of Directors, in its first meeting following the General Shareholders' Meeting that elected it, shall elect a Chairman, if the shareholder's Meeting has not already done so, and may elect a Vice Chairman. In the same meeting, the Board shall appoint a Secretary, who need not be a member of the Board.

                 ARTICLE 17 - MEETING OF THE BOARD OF DIRECTORS

The Board of Directors shall be convened by the Chairman or, if he/she is unable to do so, by the Vice Chairman, if any, or the Managing Director, if any, or by the oldest Director, and meetings are held at least quarterly and whenever considered necessary, or when a written request for a meeting is submitted to the Chairman, indicating the agenda, by at least two Directors or two permanent Statutory Auditors. Board meetings shall be held at the registered offices of the company or elsewhere, as indicated in the meeting notice. Board meetings may be held by teleconferencing or videoconferencing, provided that all participants may be identified by the Chairman and all other participants, and that they are able to follow the discussion and participate in real time in the deliberations, and that they are able to exchange documents regarding such deliberations, and that all of the foregoing is recorded in the minutes. If such circumstances are verified, the Board meeting is considered to be held at the location of the Chairman and where the Secretary of the meeting is, in order to be able to draft the minutes. Notice of the meeting shall be sent by mail, express mail, telegram, fax or telex to each Director and permanent Statutory Auditor at least 5 (five) days prior to the date scheduled for the meeting. In emergencies, the meeting notice may be sent by telegram or fax at least 1 (one) day prior to the date scheduled for the meeting.
If the Chairman is absent or otherwise unable to preside, the Board meeting is presided over by the Vice Chairman, if any, or the Managing Director, if any, or by the eldest Director.

If the Secretary of the Board is absent, a Recording Secretary shall be appointed by the Board of Directors, and does not need to be a Director.

The directors to whom powers of attorney are delegated shall report to the Board of Directors and the Statutory Auditors at least quarterly on the activities performed while exercising such power of attorney, the most important transactions performed by the company or its subsidiaries and any transactions which may potentially constitute a conflict of interests.

                     ARTICLE 18 - VALIDITY AND RECORDING OF
                               BOARD RESOLUTIONS

In order for the resolutions of the Board of Directors to be valid, the majority of the Directors must be in attendance and the majority of those in attendance must vote in favor.

Resolutions of the Board of Directors shall be recorded in the book of resolutions of the Board of Directors to be maintained in accordance with
Article 2421, paragraph 4, of the Italian Civil Code, and shall be signed by the Chairman and the Secretary or by a Notary. When required by law or when the Chairman so deems appropriate, resolutions shall be recorded by a Notary selected by the Chairman of the Board of Directors.

                                                                       Annex C6






        Description of the key contracts transferred under the spin-off

 DESCRIPTION OF THE KEY CONTRACTS TO BE TRANSFERRED TO THE BENEFICIARY COMPANY

1. Contracts with Ilte S.p.A.: these are contracts in connection with the printing, binding and packaging of PAGINE GIALLE, PAGINE BIANCHE (new publication which replaces the old "Official Telephone Directory"), PAGINE GIALLE PROFESSIONAL, TUTTOCITTA' and ANNUARIO SEAT.

2. Contract with Telecom Italia in connection with the use of its database of telephone subscription customers: this is a free licence granted by Telecom Italia (pursuant to the ruling of the Italian Trade Regulator), which allows Seat to use the database for all its publishing products and its directories assistance services (892424 Pronto Pagine Gialle), as well as for direct marketing purposes. Similar contracts have been entered into by Seat with all the main telephone carriers in order to have access to their subscription customer databases.

3. Contract with Telecom Italia in connection with the publishing of advertising and information contents on White Pages: the agreement sets forth the times and conditions for the determination of number of copies of White Pages directories to be delivered for distribution to Telecom Italia at the expense of Telecom Italia pursuant to the universal service obligation the agreement also relates to the various conditions for the gathering of used copies of white pages that have been returned by Telecom Italia's customers.

4. Contract with Telecom Italia relating to advertising space on the PAGINE BIANCHE, (which has substituted the old Telecom Italia customer listing directory "Elenco Ufficiale degli Abbonati al Telefono") starting with the Rome edition 2002/2003 (published in October 2002) to the Bolzano edition 2003/2004 (published in September 2003).

5. Contract with a company controlled by Telecom Italia in connection with the categorization of business directories, which allows SEAT to assign to each business customer, irrespective of its telephone service provider, a specific sector for its listing in the PAGINE GIALLE directory and in other products and services with directory content.

6. Contracts for the distribution of PAGINE GIALLE directories to telephone customers: these services are currently provided by two distributors under two-year contract.

7. Contracts for the purchase of paper in connection with the printing of Seat's products: the current supplier is an Italian paper mill. With some of these suppliers Seat has also entered into contracts for the purchase of paper on behalf of its TDL subsidiaries relating to the printing of the English Thomson Directory, and on behalf of Euredit relating to the printing of the European Europages directory.

Annex C









--------------------------------------------------------------------------------
                    Assets of the spun-off Business Segments
--------------------------------------------------------------------------------








Seat Pagine Gialle S.p.A.
Balance Sheet at 31st December 2002
--------------------------------------------------------------------------------

BALANCE SHEET

ASSETS

                                                             SEAT PAGINE
                                                                  GIALLE
(in thousand of euro)                                             S.P.A.
                                                                                      Spun-off
                                                              31.12.2002               Company       Beneficiary
                                                              ----------               -------       -----------

RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS
INTANGIBLES
INTANGIBLES ASSETS
Startup and expansion costs ...................................    1,036                 1,036
Industrial patents and intellectual property rights ...........   15,307                12,577             2,730
Concessions, licenses, trademarks and similar rights ..........      870                    33               837
Goodwill ......................................................  821,000                50,076           770,924
Work in progress and advances to supplier .....................   14,949                10,136             4,813
Other intangibles .............................................   19,478                 4,624            14,854
TOTAL INTANGIBLES ASSETS ......................................  872,640                78,482           794,158
FIXED ASSETS
Land and buildings ............................................      224                                     224
Plant and machinery ...........................................      434                   133               301
Other fixed assets ............................................   29,283                19,281            10,002
Construction in progress and advances to suppliers ............      694                   694
TOTAL FIXED ASSETS ............................................   30,635                20,108            10,527
LONGTERM INVESTMENTS
Equity investments in
   subsidiaries ...............................................  390,331               101,969           288,362
   affiliated companies .......................................    1,719                   267             1,452
   other companies ............................................   12,932                12,932
Total longterm investment .....................................  404,982               115,168           289,814
Account receivable
   subsidiaries ...............................................        0
   other receivables ..........................................    6,055                 3,070             2,985
Total account receivables .....................................    6,055                 3,070             2,985
Other titles
TOTAL LONGTERM INVESTMENTS ....................................  411,037               118,238           292,799
TOTAL INTANGIBLES .............................................1,314,312               216,828         1,097,484
CURRENT ASSETS
INVENTORIES
Raw materials, subsidiary materials and merchandise ...........    4,811                                   4,811
Work in progress and semifinished goods .......................      984                                     984
Finished goods and merchandise
    finished goods ............................................      532                                     532
     merchandise ..............................................       43                    24                19
TOTAL INVENTORIES .............................................    6,370                    24             6,346
ACCOUNTS RECEIVABLE

BALANCE SHEET

ASSETS

                                                             SEAT PAGINE
                                                                  GIALLE
(in thousand of euro)                                             S.P.A.
                                                                                      Spun-off
                                                              31.12.2002               Company       Beneficiary
                                                              ----------               -------       -----------
Trade accounts receivable .....................................  629,030                14,884           614,146
Accounts receivable from subsidiaries .........................  377,625               314,030            63,595
Accounts receivable from affiliated companies .................       42                                      42
Accounts receivable from parent companies .....................  568,787                31,338           537,449
Other receivables .............................................  316,619                62,384           254,235
TOTAL ACCOUNT RECEIVABLES .....................................1,892,103               422,636         1,469,467
SHORTTERM FINANCIAL ASSETS
Equity investments in subsidiaries
Equity investments in affiliated companies
TOTAL SHORTTERM FINANCIAL ASSETS
LIQUID ASSETS
Bank and postal accounts ......................................    3,775                                   3,775
Cash and valuables on hand ....................................        2                     1                 1
TOTAL LIQUID ASSETS ...........................................    3,777                     1             3,776
TOTAL CURRENT ASSETS .......................................... 1,902,250               422,661         1,479,589
                                                                   14,800                 1,935            12,865
TOTAL ASSETS .................................................. 3,231,362               641,424         2,589,938







Seat Pagine Gialle S.p.A.
Balance Sheet at 31st December 2002

--------------------------------------------------------------------------------


                                                              SEAT PAGINE
(in thousand of euro)                                       GIALLE S.P.A.
                                                               31.12.2002      Spun-off Company      Beneficiary
                                                               ----------      ----------------      -----------
SHAREHOLDERS' EQUITY
  share capital ...............................................   341,183                93,825          247,358
  share premium account ....................................... 1,251,915               292,475          799,018
  reserve for inflation adjustments under:
  law no. 413 of 30.12.1991 ...................................     3,869                 1,060            2,809
  reserve no. 342 of 21.11.2000 ...............................    12,244                 3,355            8,889
  legal reserve ...............................................    30,059                 8,236           21,823
  reserve for "euro conversion" ...............................     1,427                 1,427
  other reserves:
  extraordinary reserve
  reserve for research grants .................................       111                   111
  reserve for capital grants ..................................        44                    44
  reserve for accelerated amortization ........................                           7,428            1,048
  income (loss) for the year ..................................  (151,946)(*)
TOTAL SHAREHOLDERS' EQUITY .................................... 1,488,906               407,961        1,080,945
RESERVES FOR RISKS AND CHARGES
  for pensions and similar reserves
  for taxes
  other reserves ..............................................   108,751                14,153           94,598
TOTAL RESEVES FOR RISKS AND CHARGES ...........................   108,751                14,153           94,598
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES ..................    32,599                 3,252           29,347
LIABILITIES
  due to banks ................................................       321                                    321
  due to other lenders ........................................   779,522                                779,522
  trade accounts payable ......................................   216,475                41,018          175,457
  debentures ..................................................   220,478                                220,478
  accounts payable to subsidiaries ............................   147,691               114,573           33,118
  accounts payable to affiliated companies ....................        58                    58
  accounts payable to parent companies ........................    47,001                35,382           11,619
  taxes payable ...............................................     7,766                 3,456            4,310
  contributions to pension and social security institutions ...     8,080                 2,010            6,070
  other liabilities
     services to be performed .................................   113,181                                113,181
     other ....................................................    38,353                 8,845           29,508
  total other liabilities .....................................   151,534                 8,845          142,689
TOTAL  LIABILITIES ............................................ 1,578,926               205,342        1,373,584
ACCRUALS AND PAYABLES .........................................    22,180                10,716           11,464
TOTAL LIABILITIES ............................................. 3,231,362               641,424        2,589,938

(*) The shareholders' equity items have been allocated taking into account the proposal of losses recovery resolved by the Board of Directors on March 11, 2003. Moreover, this resolution includes the allocation of part of the share premium account (equal to Euro 8,476,000) to the "payment made to balance the loss"

      Description of the Assets to be transferred to the Spun-Off Company

         The assets comprising the Business Segments to be spun off will be transferred to the Spun-Off Company at their net book value as recorded in the accounts of the Company effecting the Spin-Off.

         The evaluation criteria applied are the same as those employed in the drafting of the financial statements as of 31st December 2002.

         The assets transferred were already identified in SEAT S.p.A's accounting records as in the course of preparing consolidated financial statements the company drafts a separate statement of operations and balance sheet for each business segment, in order to create a sub-consolidated segment for each business segment.

         The allocation of assets for the purposes of the spin-off is based on the final financial statements as of 31st December 2002 for each business division. The allocation concerns only the assets and liabilities relating to the corporate structure.



         Assets

         Intangible fixed Assets

         The main item among intangible fixed assets is the negative goodwill arising from previous mergers, relating mainly to the Directories business. The item Industrial patents and intellectual property rights include copyright and permanent software licenses, the item Concession licenses, trademarks and similar rights is inclusive of the purchase price of the license for the use of the database of telephone subscription customers. Costs of software are inclusive of all investments in application software developed for the business. The item Work in progress and advances to suppliers refers to ongoing software projects, including the completion of the commercial and customer care IT system.

         The item Property costs for leased premises relates to improvement works.

                                                              31.12.2002
                                                              Amortiza-
(in thousands of euro)                          Cost          tions       Value
----------------------                          ----          -----       ------
Industrial patent and intellectual property     11.028        (8.298)      2.730
rights
Concessions, licenses, trademarks and similar   1.229         (392)          837
rights
Goodwill                                        1.107.993     (337.069)  770.924
Work in progress and advances to suppliers      4.813                      4.813
Other:                                          55.666        (40.812)    14.854
- costs for software acquisition                48.784        (38.950)     9.834
- expenses for assets leased from third parties 1.020         (757)          263
- other capitalized costs                       5.862         (1.105)      4.757
Total intangible assets                         1.180.729     (386.571)  794.158

         Tangible fixed Assets

         In addition to real estate at via Mocchie in Turin1, this data refers mainly to office equipment (PCs, printers and other items, servers, routers and storage equipment used as technological infrastructure); in addition they include the value of furniture and fixtures at the offices of the Spun-Off Company.

                                                31.12.2002
                                     Cost       Revalu    Amor         Value
                                                ation     tization
(in thousands of euro)
Land and buildings                   342        99          (217)         224
Buildings
- civil                              342        99 (*)      (217)         224
- industrial
Plant and machinery                  3.863                (3.562)         301
Others                                                                 10.002
Furniture and fixtures               7.447                (7.059)         388
EDP system                           29.168              (19.785)       9.383
Motor vehicles
                                     121                    (121)
Other equipment                      4.901                (4.670)         231
Construction in progress and
  advances to suppliers
Total intangible assets              4.205      99        (3.779)       10.527

(*) Revaluation pursuant to Law no. 413 of 30/12/1991


         Financial Fixed Assets

         This data is comprised mainly of the holdings in the spun-off business segments and have been recorded at cost, include acquisition charges and write-downs for permanent losses, if any, or marked to market in accordance with the relevant valuations at the close of the financial year.

--------

     1    Item no. 1256869 folio 72 unit 397 under 1,3,4,5,7,8,9,10,11; folio
          72 unit 398; unit Land Registry No 1154. 1154

                                                       Value at
                                                       31.12.2002
                                       Cost            Depreciation    Net Value
                                                       fund
(in thousands of euro)
a) subsidiaries                        380.329         (91.967)        288.362
ANNUARI ITALIANI S.p.A.                17.230                          17.230
CONSODATA S.A.                         59.384          (40.857)        18.527
CONSODATA GROUP Ltd                    39.271                          39.271
EUREDIT S.A.                           38.039                          38.039
FINSATEL S.r.l.                        10                              10
TDL INFOMEDIA Ltd                      126.426         (51.110)        75.316
TELEGATE AG SHS                        21.564                          21.564
TELEGATE HOLDING GmbH                  78.405                          78.405
b) affiliated companies                1.452                           1.452
EURO DIRECTORY S.A.                    1.452                           1.452
Total equity investment                381.781         (91.967)        289.814


         Inventories

         The breakdown of the item inventories is set out in the table below. Inventories are mainly comprised of paper for the production of printed directories and, secondarily, of unsold inventories of finished products (directories).

                                                  Value at 31.12.2002
(in thousands of euro)
Raw materials, supplies and merchandise           4.811
Work in progress and semi-finished goods            984

Finished goods                                      850
Depreciation fund finished goods
                                                   (318)
                                                    532
Merchandise                                         24
Depreciation fund merchandise                       (5)
                                                    19
Total inventories                                6.346


         Trade accounts receivable:

         Accounts receivable from customers

         This item includes accounts receivable from customers from all business areas comprising the business segments (Directories and Directories Assistance), of which the largest part relates to the Directories division and consist of amounts due from advertisers pertaining to advertising space. The loan loss fund is comprised of the reserves against loan losses set aside by each division towards their trade loans risk.


                                                  Value at 31.12.2002
          (in thousands of euro)

          Accounts receivable from customers          713.976
          - Depreciation fund accounts receivable     (99.830)
          Total accounts receivable from customers    614.146

         Accounts receivable from subsidiaries

         The item accounts receivable from subsidiaries is comprised essentially of the short-term financial loans to Telegate GmbH, (EUR24.2 mn), Telegate AG. (EUR15.8 mn) and Consodata S.p.A., a subsidiary of Consodata S.a., (EUR13.5 mn). These accounts receivable from subsidiaries have been granted on market terms.

                                                             Value at
          (in thousands of euro)                             31.12.2002
          Financial items                                    57.574
          Sales-related items                                718
          Other receivables                                  5.303
          Total account receivable from subsidiaries         63.595


         Accounts receivable from parent companies

         Financial loans includes the short-term deposit account opened in favour of Telecom Italia S.p.A., where the company deposits cash flows generated by its operations. These funds accrue interest at market rate. The financial assets of the Company effecting the Spin-Off as at 31/12/2002 have been allocated to the Spun-Off Company, with the exception of the financial assets and liabilities arising from the credit facility agreement between the Company effecting the Spin-Off and the subsidiaries related to the activities it will retain.


                                                             Value at
          (in thousands of euro)                             31.12.2002
          Financial items                                    528.860
          Sales-related items                                  8.589
          Other receivables
          Total account receivable from controlling
            companies                                        537.449


          Other receivables

                                                            Value at
          (in thousands of euro)                            31.12.2002
          ----------------------                            ----------
          Deferred tax assets                               113.710
          Accounts receivable from Financial Admin.         60.694
          Accounts receivable from agents                   62.963
          Other receivables                                 16.868
          Total accounts receivable                         254.235


         The item "Other receivables" is inclusive, under the item "Reserves for deferred tax payments", of tax credits for EUR113,710,000 allocated to the Spun-Off Company in connection with the transferred assets and liabilities. Therefore the reported data includes also a share of tax credits not linked to specific balance sheet items but to earlier losses. The proportional allocation of assets between the Company effecting the Spin-Off and the Company effecting the Spin-Off is based on the net equity of each company.

         The item "Accounts receivable Financial Administration" is inclusive of EUR60,694,000 arising from advance tax paid in previous years. Here, too, the allocation of the total between the beneficiary and the spun-off company is proportional to their net equity.

         The total is also inclusive of loans to agents for EUR62,963 relating to advance commission paid for contracts won , which shall be transferred to the new company. 1,862 sales representatives of the Company effecting the Spin-Off shall be transferred to the Spun-Off Company.



         Liquid Assets

                                                       Value at
          (in thousands of euro)                       31.12.2002
          ----------------------                       ----------
          Bank accounts                                3.630
          Postal accounts                              145
          Cash and valuables on hand and checks        1
          Total liquid assets                          3.776


         Accruals and Payables

         Accrued income is inclusive of EUR11,2 mn of interest on short-term financial loans.


         Liabilities


         Reserves for Risks and Charges

         These reserves cover the following risks: a) EUR16.5 mn for payments to sales agents; b) approximately EUR14.6 mn relates to contractual risks in connection with litigation with agents and employees; c) EUR48.2 mn extraordinary contractual risks, of which EUR43 mn relates to the call option on a further 8.17% stake in Consodata S.a., to be exercised in February 2003 (for more details please refer to Seat S.p.A.'s preliminary financial statements for the year ended 31st December 2002); d) approximately EUR14.2 mn of trade risks in anticipation of charges for partial default on contractual obligations relating to the products Pagine Gialle, Telephone Directories and other directories.

                                                             Value at
                                                             31.12.2002
                                                             ----------
          (in thousands of euro)
          - sales agents' termination indemnities
                                                             16.520
          - contractual risks and other charges              14.655
          - extraordinary contractual risks                  48.191
          - commercial risks                                 14.232
          - risks and charges of subsidiary companies        1.000
          Total risks and charges funds                      94.598


         Severance Pay Fund

         The amount of the severance pay reserve is determined on the basis of the laws currently in force and on the number of staff to be transferred with the spin-off of the business segments. A total of 1,380 employees will be transferred to the Spun-Off Company.



         Liabilities


         Liabilities due to other lenders

         All liabilities to other lenders recorded in Seat's financial statements for the year ended 31st December 2002 have been transferred to the Spun-Off Company. The total amount of loans from third parties is EUR779,522,000, of which EUR479,522,000, which becomes due on 30th June 2003, relates to a loan granted to Seat Pagine Gialle Finance S.r.l., a financial "vehicle" wholly owned by third parties, whose activities are regulated by law 130/99 on securitisation.

         This company has underwritten debentures issued by Seat S.p.A. for a total of EUR220,478,000, recorded under the item "Debentures" to reinvest the net proceeds of a (euro)1 billion debentures. Contractual obligations towards Seat Pagine Gialle Finance S.r.l. refer to Seat S.p.A.'s duty to bear all the costs of the debentures issued by this company which falls due on 1st July 2003 (EUR700 million) and on 1st July 2005 (EUR300 million).


         Interest rate swap contracts entered into with prime financial companies include the following:

          1) 6 swap contracts for a total nominal value of EUR1.3 bn, of which EUR700 mn falls due on 1st July 2003 and EUR600 mn on 1st July 2005. These contracts were entered into by the company in order to bring interest payments in line with bond coupons and convert the EUR300 mn principal amount of the debenture, from a fixed rate of 6.5% p.a. to floating rate;

          2) 1 interest collar for a total nominal value of EUR700 mn which falls due on 1st July 2003.

          Trade accounts payable

          Trade accounts payable are EUR175,457,000 and relate to the supply of goods and services to the Directories and Directories Assistance divisions, as well as to services rendered to the Corporate structure. Trade accounts payable include adjustments as at 31st December 2002 as well as of loans from agents for about EUR70.8 mn relating to bonuses earned at year end.

          Debentures

          Debentures maturing on 30th June 2003 subscribed by Seat Pagine Gialle Finance S.r.l. in the context of the above mentioned securitisation for a total of EUR220,478,000 which as mentioned above belong to the financial debt transferred to the Spun-Off Company.

          Accounts payable to subsidiaries

          These are comprised of payables from Annuari Italiani S.p.A. (EUR16,2 mn) in connection with the acquisition of Kompass in the third quarter of 2002, from Matrix S.p.A. (EUR6.9 mn) and from Cipi S.p.A. (EUR4.3 mn) arising from commercial obligations between the above mentioned companies and the Spun-Off Company.

          Accounts payable from affiliated companies

          These include payables arising from short-term loan from Telecom Italia for a total of approximately EUR4.3 mn and of other loans from Telecom Italia for various services, including the costs.

          Taxes payable

          These items total EUR4,310,000 and refer mainly to payables in connection with withholding tax on employees salaries and consultants' fees. This item does not include tax withholding tax on sell employed personnel and consultants' fees allocated to the Company effecting the Spin-Off.

          Other Liabilities

          The total of EUR142,687,00 include payables for future contractual performances (over EUR113 mn) relating to the advance billing of advertising services on telephone directories and of amounts payable to staff for compensation accrued but non paid at the end of the financial year, amongst which performance and management bonuses (EUR21. 2 mn).

          Accruals and Payables

          This item include financial charges arising from hedging contracts on short and long term financial loans from SEAT Pagine Gialle Finance S.rl.

          Interim Accounts

          These concern:

          Sureties granted on behalf of third parties for EUR44,000 against I.N.P.D.A.P contributions. Sureties granted on behalf of subsidiaries for EUR207,612,000 relating to the surety granted in favour of Telecom Italia Finance S.A., a company of the Telecom Italia Group which acts as treasurer for the Group's foreign subsidiaries, in support of the credit lines granted to TDL Infomedia Ltd (EUR169,101,000), to Consodata S.a. (EUR34.500) and to Euredit S.A. (EUR4,000,000). Other personal guarantees on behalf of subsidiaries for EUR31,725,000 refer mainly to a patronage letter in support of a credit line granted in favour of Telegate AG (EUR31,000,000);

          Purchasing commitments

          This item for a total of EUR61,098,000 is comprised of a EUR55,288,000 obligations by Seat S.p.A. towards management and shareholders of TDL Infomedia Ltd. The value of these items has been determined on the basis of the following criteria: with regard to 10,833,245 Seat S.p.A shares which on 31st December 2002 were still held by the shareholders of TDL Infomedia and are subject to a lock up clause for the next two years (2003 and 2004), we have calculated the cash component to be paid by Seat S.p.A. against the full minimum guaranteed price set out in the agreements with the incorporating shareholders. The difference has been estimated on the basis of the market value of SEAT S.p.A. shares at 31st December 2002 and of the above mentioned minimum guaranteed price. With regard to the prospective acquisition of the remaining 0.27% stake in TDL Infomedia Ltd. to be carried out by 2004, the relevant value has been estimated on the basis of the financial results for the years 2002 (in connection with the calculation of the transfer price) and 2003 (in connection with the indications of the updated business plan of the company). In March 2003, upon request of some of the managers the company issued 3,383,014 shares in accordance with the lock-up agreement. The cost for Seat S.p.A. was EUR9.9 mn. Another 7,450,231 shares are still subject to the lock-up clause.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9th, 2003


                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)


                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer